10/8

02055248

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hornbach-Baumarkt-AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3729 FISCAL YEAR 2/28/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 10/8/02

82-3729


täglich ab
7.00 Uhr

HORNBACH-Baumarkt-Aktiengesellschaft

ANNUAL REPORT

2001/2002


BRICOLAGE

02 OCT -8 AM 9:45

AR/S
2/28/02





HORNBACH

1995/1996	1994/1995	1993/1994	1992/1993
852	748	614	493
–	–	–	–
744	653	535	432
13.9	22.2	23.7	36.6
44	51	49	38
5.9	7.8	9.3	8.8
20	24	22	20
2.7	3.7	4.2	4.5
84	84	67	50
11.3	12.8	12.5	11.6
23	29	28	20
37.6	38.3	37.6	37.1
28.4	27.6	25.1	24.6
3.0	2.9	2.9	2.9
11	10	7	5
1.4	1.6	1.4	1.1
0.6	0.8	0.8	0.7
110	124	83	23
80	85	68	50
10.7	13.0	12.8	11.5
90	96	76	54
12.1	14.6	14.1	12.6
56	58	41	31
7.5	8.9	7.7	7.2
13.0	13.0	10.4	18.4
35	34	19	12
4.8	5.2	3.5	2.7
2.8	1.2	0.5	0.3
3.6	1.6	0.6	0.4
3.0	3.4	1.0	0.2
4.1	9.5	3.8	0.0
13.4	15.7	5.9	0.9
22.1	18.5	12.8	10.7
0.7	2.0	0.6	1.5
521	428	305	144
256	182	94	30
123	107	79	66
132	132	126	36
212	204	191	50
40.7	47.8	62.4	35.1
4.1	4.4	4.6	4.7
10.8	14.8	23.4	56.9
53	48	40	36
53	48	40	36
–	–	–	–
840	735	602	480
14.2	22.0	25.5	38.6
−3.0	3.1	9.4	4.6
4,359,630	3,665,180	2,774,446	2,429,995
209.77	225.40	228.28	213.77
82,259	76,357	69,359	67,499
17.3	17.2	15.8	14.4
12	13	12	13
3,354	2,833	2,283	1,840
254	264	269	268
15,000	1,500	1,500	1,200
5.60	55.97	44.69	41.70
3.72	38.86	29.93	26.00
1.50	19.46	18.77	16.79

Hornbach-Baumarkt-AG
Group balance sheet structure
in € million



Assets
840
900
900
840
Shareholders' Equity and Liabilities
Cash and cash equivalents 30/50
Inventories, receivables and other assets 345/370
Fixed assets 465/480
Short-term third party liabilities 334/275
Medium and long-term liabilities 286/304
Shareholders' equity 280/261
Feb. 28, 2001
Feb. 28, 2002
Feb. 28, 2002
Feb. 28, 2001

Result from ordinary activities
in € million



55
50
45
40
35
30
25
20
15
10
5
0
1997/1998
1998/1999
1999/2000
2000/2001
2001/2002

Gross cash flow
in € million



110
100
90
80
70
60
50
40
30
20
10
0
1997/1998
1998/1999
1999/2000
2000/2001
2001/2002

KEY GROUP, FINANCIAL AND OPERATING INFORMATION

Amounts shown in € million unless otherwise stated	Change in financial year 2001/2002 on the previous year	2001/2002	2000/2001	1999/2000	1998/1999	1997/1998	1996/1997
Sales and profits data							
Gross sales	9.4%	1,669	1,525	1,379	1,211	1,102	957
of which: in other European countries	18.8%	376	316	252	167	80	35
Net sales	9.3%	1,437	1,314	1,190	1,046	961	835
Sales increase as a % of net sales		9.3	10.5	13.7	8.9	15.1	12.1
Result from ordinary activities	2.7%	44	42	36	33	52	30
as a % of net sales		3.0	3.2	3.0	3.1	5.4	3.6
Net income for the year	39.1%	32	23	15	31	33	11
as a % of net sales		2.2	1.8	1.3	2.9	3.5	1.3
EBITDA [1]	0.7%	115	114	106	95	112	90
as a % of net sales		8.0	8.7	8.9	9.1	11.7	10.7
DVFA/SG result	10.7%	24	21	17	12	23	15
Gross margin as a % of net sales		36.3	36.2	36.4	37.4	38.0	38.0
Store costs as a % of net sales [2]		28.9	28.5	28.9	29.3	28.2	30.1
General and administrative costs as a % of net sales		4.1	3.8	3.7	4.2	3.6	3.4
Pre-opening costs	11.0%	10	9	12	13	11	15
as a % of net sales		0.7	0.7	1.0	1.2	1.2	1.8
of which: personnel costs as a % of net sales		0.5	0.5	0.5	0.6	0.4	0.6
Cash flow data							
Capital investments	46.3%	114	78	115	127	140	124
Gross cash flow [3]	0.8%	94	93	87	80	97	79
as a % of net sales		6.5	7.1	7.3	7.6	10.0	9.4
Earnings potential [4]	1.8%	104	102	99	93	108	94
as a % of net sales		7.2	7.8	8.3	8.9	11.2	11.2
Net cash flow [5]	11.8%	82	74	66	78	78	60
as a % of net sales		5.7	5.6	5.6	7.4	8.1	7.2
Dividend payments	0.1%	13.1	13.0	13.0	13.0	13.0	13.0
Presentation of depreciation costs							
Total depreciation	-30.0%	50	72	51	47	44	49
as a % of net sales		3.5	5.4	4.3	4.5	4.6	5.9
Presentation for international comparison:							
Straight-line depreciation 45 years		6.2	6.0	6.3	4.7	4.4	3.5
Additional straight-line depreciation 25/10 years to 45 years		7.5	8.2	6.5	6.2	5.9	4.5
Declining balance depreciation		−0.2	0.2	0.6	1.0	2.6	3.5
Depreciation in line with section 6b EStG			21.1				
Special depreciation allowed in eastern Germany		−1.0	−1.4	−0.6	−0.2	1.2	7.8
Total depreciation on buildings		12.5	34.1	12.9	11.8	14.1	19.3
Depreciation on other fixed assets		37.6	37.5	38.1	35.2	30.2	29.7
of which: special depreciation allowed in eastern Germany		−1.7	−1.9	−0.9	−0.8	−1.2	1.6
Balance sheet and financial data							
Balance sheet total	7.2%	900	840	789	698	671	578
Fixed assets	3.3%	481	465	480	420	377	326
Inventories	14.2%	318	278	262	208	178	149
Cash and cash equivalents	67.8%	50	30	30	49	17	58
Shareholders' equity	7.6%	280	261	250	247	230	209
Shareholders' equity as a % of balance sheet total		31.2	31.0	31.7	35.5	34.3	36.2
Inventory turnover frequency per year		3.1	3.2	3.2	3.4	3.7	3.9
Return on shareholders' equity – based on DVFA/SG result – in %	5.2%	8.8	8.3	6.9	5.2	10.5	7.2
Store data							
Number of stores		91	82	78	70	65	60
in Germany		75	70	67	62	62	58
abroad		16	12	11	8	3	2
Gross sales	9.4%	1,669	1,525	1,379	1,199	1,091	945
% change		9.4	10.6	15.1	9.9	15.4	12.5
Comparable store sales increase – in %		1.4	2.5	3.2	−3.0	−1.4	−4.1
Sales area, per BHB in sq. ft.	12.1%	9,539,840	8,507,862	7,882,620	6,850,233	5,943,202	5,245,549
Weighted average sales per sq. ft. in €	−1.4%	184.00	186.60	188.28	186.05	193.21	201.30
Average size of store in sq. ft.	1.0%	104,834	103,759	101,061	97,857	91,429	87,430
Average weighted sales per store		19.3	19.4	19.0	18.2	17.7	17.6
Other information							
Sales as builders' merchant (without intercompany sales)					12	11	11
Employees – annual average – in full time equivalents	10.0%	6,733	6,122	5,494	4,926	4,529	3,899
Sales per employee in € thousand	−0.5%	248	249	251	246	243	245
Number of shares in thousand [6]		15,011.5	15,011.5	15,011.5	15,011.5	15,000	15,000
EBITDA per share in €		7.65	7.60	7.09	6.35	7.48	5.98
DVFA/SG net cash flow per share in €	2.8%	5.04	4.90	4.42	4.07	4.48	4.00
DVFA/SG result per share in €	10.7%	1.58	1.42	1.15	0.83	1.54	1.01

1) EBITDA (exc. depreciation under section 6b EStG)
2) Store costs exc. depreciation in line with section 6b EStG
3) Result from ordinary activities plus scheduled depreciation
4) Gross cash flow plus pre-opening costs
5) Net income plus scheduled depreciation
6) Since October 1995, change in nominal value to DM 5.00 per share

A cross-border success story

With its megastores, HORNBACH has worked its way up to the international top table



HORNBACH DIY superstore and garden center at Brunn am Gebirge, near Vienna.

Export hit for DIY enthusiasts

This year's special report, which starts on page 16, *describes the international success story of* HORNBACH. Operations in European countries outside Germany started in Austria in August 1996 with the opening of the first store at Brunn am Gebirge, near Vienna.

Today, HORNBACH has 17 megastores in Austria, Luxembourg, the Netherlands and the Czech Republic. The first store in Switzerland is due to open in the near future.

Please turn over ...

Corporate Profile

The ability to respond to the challenges of trading in retail building materials, DIY supplies and garden products – and to set new standards in the process – is what makes the HORNBACH Group special.

From 1877 onwards, five generations of Hornbachs have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components, and (starting in 1900) as builders' merchants.

In 1968, HORNBACH, as one of the pioneers in Germany and Europe, opened its first DIY store, combined – uniquely for Europe – with a garden center. This combination has become a European standard today.

In the second half of the 80s (and even more so since 1990), HORNBACH has added a new dimension to the market with its concept of large DIY superstores and garden centers. Today, an impressive range of around 50,000 top quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices, with an impressive presentation. Well-trained, service-orientated employees ensure that the customer is king. As of February 28, 2002, HORNBACH-Baumarkt-AG operated 91 DIY superstores and garden centers in Europe with an average sales area of 9.752 sq. m. (104,834 sq. ft.).

The consistent pursuit of this concept and the high quality standards of the locations, stores, product range and employees have made the dynamic expansion in recent years possible and form the basis for future expansion. HORNBACH is the market leader in Germany among operators of large DIY superstores and garden centers with a sales area in excess of 8,000 sq. m. (86,000 sq. ft.). In terms of total turnover, HORNBACH is also one of the leaders with sales of € 1.67 billion in the financial year 2001/2002.

After the successful move into Austria in August 1996, expansion in neighbouring European countries was consistently pursued. Stores were subsequently opened in the Netherlands, Luxembourg and the Czech Republic. The first HORNBACH DIY superstore and garden center in Switzerland will open in the financial year 2002/2003. Currently, preparation is under way for entering the Swedish market. As of February 28, 2002 HORNBACH is operating a total of 16 DIY superstores and garden centers outside the territory of the Federal Republic of Germany. This number is expected to increase to 24 in the current financial year 2002/2003. Opportunities for expansion in Germany are also continually pursued. In the current financial year 2002/2003, for example, up to four new HORNBACH DIY superstores and garden centers will open in Germany.

HORNBACH-Baumarkt-AG is a publicly listed company. The company's ordinary share is listed on a continuing basis in official trading on the German Stock Exchange and is also listed on SMAX, the quality segment for small caps, and is part of SDAX. Approximately 80% of the company's c. 15 million shares are held by HORNBACH HOLDING AG, and the remaining 20%, or about 3 million shares, are held by independent shareholders.

Sales of HORNBACH DIY superstores and garden centers € million


1800
1600
1400
1200
1000
800
600
400
200
0
1992/1993
2001/2002

To our Shareholders

Dear Shareholders,

The German retail industry had to face more difficult framework conditions in the past financial year than almost ever before. The economic downturn of the leading industrial nations, the events of September 11, 2001 and a generally hesitant consumer behavior meant an extreme acid test also for the DIY industry. HORNBACH demonstrated strength even in this difficult competitive environment and was able to further improve its position in the market.

Group sales of HORNBACH-Baumarkt-AG increased by 9.4% on the previous year to about € 1,670 million in financial year 2001/02. EBITDA was slightly above the previous year's level with € 115 million. The group's result of ordinary business activities rose by 2.7% to € 43.6 million. Annual net income, however, outstripped sales growth by about 39% from € 23.2 million to € 32.2 million.

On average, sales have grown by more than 14% annually over the last ten years. But what is even more important when comparing our performance to that of our competitors: HORNBACH developed better than the competition in like-for-like sales. To put it more clearly, this means that the Baumarkt Group has increased like-for-like sales by 2.3% since 1999 cumulatively, thus outperforming the German industry as a whole by about 10%.

Like-for-like sales –
HORNBACH and the DIY sector in Germany
(basis: 1998 = 100)



110
105
100
95
90
1998
1999
2000
2001
DIY sector in Germany
HORNBACH in Germany
HORNBACH in total
Source: BHB

HORNBACH has continuously increased its market share in Germany. It rose from 4.9% in 1998 to more than 6% in 2001, and this tendency will continue. Starting in 1999, HORNBACH was able to improve its sales position among the leading DIY companies year for year, and we are now number four. On the whole we can be satisfied with our performance, although we would appreciate a more favorable consumer climate to make use of our strengths to an even greater extent.

Our international activities contribute a major share to the sustainable growth within the group. The HORNBACH DIY stores with garden centers in Austria, the Czech Republic, Luxembourg and the Netherlands present an unprecedented success story. Our foreign share currently amounts to 22%, and will reach about 40% in the medium term. There are only very few retail chain groups operating internationally with a similar degree of success in multiplying a retail format across national borders. We are very proud of this. A special section in our annual report is devoted to this topic.

Our success in Germany and abroad springs from a common root: the quality of operating our DIY superstores with garden centers. HORNBACH has always – even during the boom of German reunification – resisted the temptation of neglecting the importance of the quality of new locations and their format. At a very early point in time and without any compromise HORNBACH went for the megastore concept, i.e. large-format DIY stores with garden centers at top locations. Industry connoisseurs consider our retail format "best in the class".

And this did not happen by accident. HORNBACH is the industry's top of the class in the megastore segment. Average store size is approaching the threshold of 10,000 sq. m. Three out of every four HORNBACH stores are bigger than

HORNBACH's DIY market share in Germany in %


>6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
97/98
98/99
99/00
00/01
01/02

10,000 sq. m. Almost every new store we open has this prime size. If we look at the best competitors among the top 4 in Germany, one in four stores is a megastore, the market portfolio is much more heterogeneous. But the competition tries to follow suit in this segment.

What is the attraction of megastores all about?

DIY megastores are selling machines designed for high sales and rapid turnover. They offer sufficient space for the required product ranges and sufficient storage space. This is why they can be operated with excellent logistics and high efficiency, offering maximum shopping convenience to the customer. Clear business management facts support this format: it is more cost-effective (in terms of building, logistics, personnel and advertising costs) to operate a megastore with 10,000 sq. m. compared to two stores with a selling space of 5,000 sq. m. each.

These advantages, however, only bear fruit if sales floor profitability does not decline even in stores with a lot of selling space. HORNBACH is number one among the biggest DIY store operators when it comes to sales per square meter, reaching about € 2,000. For more than 15 years we have been practicing our ability to operate our stores at an optimum level and remove possible sales obstacles.

There is a simple formula for this objective: the culture of total focus on the customer. We are on the right track with our product range, our competent service and our pricing strategy. A culture of total focus on the customer, however, has one basic prerequisite: our workforce.

A workforce which thinks and acts along the lines of this philosophy, a workforce which takes ownership and understands the customer, a workforce which has all the information it takes, a workforce which is at the center of management's attention, and a workforce which is qualified! Last year alone we spent more than € 3,000 per employee on direct training measures! This corresponds to a share of almost 4 per cent of personnel expenses.

Last but not least, a good performance must be worth the effort for the employee: an appropriate pay clearly above the industry's average is a matter of course for HORNBACH employees as well as additional, performance-related components. Starting at the beginning of financial year 2002/2003, every employee can take part in the company's success on the basis of a bonus scheme.

This is an investment which pays off. We can only maintain our culture with committed, highly qualified employees, especially in view of the considerable growth we want to achieve on the basis of the success we expect from our concept.

We do not focus on market leadership in the sense of absolute sales figures but on the quality of our performance. Who truly deserves the title of industry leader? Those who are number one in terms of sales, but who are losing to the competition in like-for-like sales or even in absolute terms, and whose earnings figures suffer because of this? Or those who struggle with a heterogeneous sales floor structure with numerous small and problematic locations? Isn't the industry leader the company which turns a weak economic phase into strength, generates more sales by its stores in defiance of the economic situation, thereby increasing its market share without being forced to cover up earnings problems? The company which can present a healthy, homogeneous sales floor structure consisting of state-of-the-art, most attractive megastore locations which can be operated much more efficiently?

Steffen Hornbach

Chairman of the Board of Management


HORNBACH
EINGANG

HORNBACH DIY superstore and garden center Dresden-Prohlis

Group Overview of HORNBACH-Baumarkt-AG

HORNBACH-Baumarkt-AG*
Bornheim

- 75 DIY superstores and garden centers in Germany
- HORNBACH International GmbH **
  Bornheim
  - HORNBACH Baumarkt GmbH, *Brunn am Gebirge*, Austria
  - HORNBACH Holding B.V., *Amsterdam*, The Netherlands
  - HORNBACH Baumarkt CS spol. s.r.o., *Prague*, Czech Republic
  - HORNBACH Baumarkt Luxemburg S.A.R.L., *Bertrange*, Luxembourg
  - HORNBACH Baumarkt (Schweiz) AG, *Oberkirch*, Switzerland
  - HORNBACH Byggmarknad AB, *Stockholm*, Sweden

* plus additional participations in affiliated companies; please refer to page 38 for a complete list

** 16 DIY superstores and garden centers in European countries outside Germany

Status as at February 28, 2002

Management Report and Group Management Report

of HORNBACH-Baumarkt-AG

The world economy in a crisis

For the first time since the 1973 oil crisis, the most important industrialised nations – the USA, Japan and Germany – are all in recession at the same time. The economic downturn started in North America in the middle of last year, and spread with differing time lags and intensity to the rest of the world. This adverse trend was initiated by the sharp rise in oil prices, a glut of US securities on the international capital markets and the preceding abrupt tightening of monetary policy in most western industrialised nations, which toppled first the US and then the European stock markets into a decline. This prompted investors and consumers alike to scale back demand significantly. The appalling terrorist attacks on New York's World Trade Center and the Pentagon on September 11, 2001 unnerved investors and consumers, adding further pace to the downturn.

The German economy went into recession in the second half of 2001, with total output falling 0.5% in the third quarter and 1% in the fourth. As a result, the original target for GDP became unattainable: instead of the c. 2.0% growth expected at the beginning of 2001, first estimates put actual growth at only 0.6%.

Under these circumstances, the improvement that had emerged in the labour market at the start of 2001 unfortunately proved unsustainable: after falling to only 10.1% in February 2001 unemployment rose again to 10.4% by the end of our financial year in February 2002. As in previous years, the unemployment rate in eastern Germany of 19.1% in February 2002 was still significantly higher than the level in western Germany (8.3%). Overall, the impact on the economy was sharper than expected, turning a forecast slowdown in economic growth into a steep decline. However, this seems to have bottomed out, with the ifo Business Climate index rising in January 2002 for the second time in succession. Whether this turns into a new upswing over the next few months depends decisively on the behaviour of consumers. For now, however, consumers in Germany and other European countries are showing clear reluctance to spend. There is much speculation over the reasons for this, with one possible cause being the continuing debate (periodically fanned by the media) about hidden price increases in connection with the introduction as of the euro as the sole legal tender. The argument is that there has been significant damage to consumer confidence in suppliers of goods and services. While there are undoubtedly a few black sheep in retailing who took advantage of the introduction of the euro to raise their prices, we believe that the majority of retailers have behaved in an exemplary manner, converting prices fairly – these include HORNBACH. However, consumers' subjective view is not affected by daily shopping, but rather by negative experiences which stick in their memory. Some service providers and restaurants in particular have exploited the euro launch shamelessly to increase prices. Even so, this had minimal influence on the inflation rate statistics.

As a year, 2001 was a weak one for retailing generally: provisional estimates show that sales in classic retailing in calendar year 2001 were 0.6% down in real terms on the figure for calendar year 2000. Not even the tax reforms were able to help turn retailing around, and in fact consumers are spending less in real terms on retail products than in 1992. This contrasts with most other European countries, where there has been real growth of well over 20% in the last few years. There are many reasons for the weak performance of German retailing in 2001. The uncertain geopolitical situation after September 11, 2001 is undoubtedly one reason. However, the economic downturn is also playing a major role: when German consumers

HORNBACH
DIY superstore and garden center Esslingen



are worried about their jobs, they typically hold off on purchases of expensive consumer durables. In 2001, Germany ranked next to last in the EU in growth of retail sales.

Investment in construction also fell in 2001, following the decline of 2.7% in the previous year, with an even steeper drop of 6.6%. The state of house building continues to be unsatisfactory.

Sales development
(in € milllion)


1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
97/98 98/99 99/00 00/01 01/02

DIY industry hit by the drop in sales

As a year, 2001 was unsatisfactory for the DIY superstore sector in Germany. The Bundesverband Deutscher Heimwerker Bau- und Gartenfachmärkte e.V. (BHB) reported an overall decrease in like-for-like sales in 2001 of 3.5%. This followed a decline of 2.0% in the sector's sales in both 1999 and 2000. In 2001, growth in sales area continued unabated, with the BHB reporting an increase of 3.6% in the sales area of DIY superstores in Germany, rising from 13.8 million sq. m. (148.4 million sq. ft.) to 14.3 million sq. m. (153.7 million sq. ft.). This expansion in sales area was all that enabled DIY superstores to achieve a slight increase in sales of 0.5% to € 17.01 billion.

HORNBACH beats the industry trend

HORNBACH is successfully operating against the industry trend. In the face of continuing difficult economic conditions, HORNBACH performed extremely well, raising consolidated sales (including VAT) from € 1,525 million in the previous year to around € 1,669 million in the year under review. Gross sales were thus € 144 million, or 9.4%, higher than in the previous year. Consolidated net sales increased to € 1,437 million (previous year: € 1,314 million).

The 16 HORNBACH DIY superstores and garden centers in the Netherlands, Luxembourg, Austria and the Czech Republic at the balance sheet date generated sales of € 376 million (previous year: € 316 million), representing just under 22.5% of Group sales. In the past financial year 2001/2002, the number of DIY superstores and garden centers in the Group increased from 82 to 91, with a total sales area of 887,427 sq. m. (9,539,840 sq. ft.). The average sales area per store is now 9,752 sq. m. (102,448 sq. ft.).

Despite the decline in the sector-wide sales in Germany, HORNBACH DIY superstores and garden centers reported like-for-like growth of 1.4% in the financial year 2001/2002 (previous



year: 2.5%). After a poor start to the financial year 2001/2002 due to weather conditions, and a slight drop in the first quarter (0.1%), HORNBACH DIY superstores and garden centers gained ground steadily over the following quarters, and after nine months (i.e. up to and including November 2001) had boosted sales by 2.0%. This generally good performance was marked particularly by the continuing strong growth of our foreign stores, with the German regions contributing only a small increase. The last quarter of the period under review (i.e. December to February) was not satisfactory overall: while there was still some slight growth in December, sales dropped sharply in Germany, in particular at the start of January, because of the cold weather and consumer reluctance to purchase, presumably in connection with the launch of the euro. The result was a significant decline in like-for-like sales. February, however, saw a return to growth, so that the overall result for the fourth quarter was only a slight decrease of 1.1%.

Result form ordinary activities
(in € million)


60
55
50
45
40
35
30
25
20
15
10
5
0
97 98 99 00 01
98 99 00 01 02

The growth in full-year like-for-like sales of 1.4% was due mainly to the strong performance of HORNBACH DIY superstores and garden centers in the Netherlands, Austria, the Czech Republic and Luxembourg, where same store sales grew 7.9% in the year under review.

In Germany, like-for-like sales were, for the *most part, maintained* (-0.3%) despite the difficult competition situation, with sales doing better in western Germany (0.6%) than eastern Germany (-3.8%). The share in the DIY superstore industry in Germany (total volume: € 21.5 billion) rose from 5.7% to over 6.0%.

Earnings up on previous year

Besides sales, the financial year 2001/2002 also saw growth in earnings, with a consolidated result from ordinary activities of € 43.6 million, 2.7% up on the previous year (€ 42.4 million). In view of the difficult competitive environment in Germany, growth in earnings is generally satisfactory, and this is supported by very welcome growth in results in the foreign subsidiaries. Our foreign operating companies in the Netherlands, the Czech Republic and Luxembourg all improved their results, in some cases significantly. In preparation for the entry into the Swiss market in 2002, the necessary personnel measures were taken and a separate administrative center established near Luzern.

The performance in the Czech Republic in the financial year 2001/2002 was particularly welcome, with not only the highest growth in like-for-like sales in the Group, but also the highest year-on-year increase in results. The Netherlands also reported very high growth in like-for-like sales, with a clear improvement in results. The three DIY superstores and garden centers here were supplemented by two stand-alone garden centers. Austria also repeated its strong performance, with two new HORNBACH DIY superstores and garden centers taking the total of large HORNBACH DIY superstores and garden centers in Austria to seven. The Luxembourg HORNBACH DIY superstore and garden center further improved on its strong results in previous years. The HORNBACH DIY superstores and garden centers (HORNBACH-Baumarkt-AG) in Germany performed well in the face of even tougher competition, and consolidated their earning power.

Despite the difficult competitive environment generally, the gross margin in the financial year 2001/2002 was, essentially, maintained and even slightly improved at 36.3% (previous year: 36.2%). Consolidated store costs increased to c. € 416 million (previous year: € 375 million). The ratio of store costs to net sales rose from 28.5% to 28.9%, primarily due to higher personnel costs in the German HORNBACH DIY superstores and garden centers. Administrative expenses also rose faster than sales. These include both operating and project-related costs, where the latter clearly have the nature of investment; both project-related and operating costs (e.g. purchasing) rose faster than sales. By contrast, economies were achieved in administrative costs for purely administrative activities (omitting the cost of setting up the Swiss administrative center). Project-related costs again included significant expenditure on IT, management training and staff TV. As a percentage of net sales, administrative costs overall rose from 3.8% to 4.1%.

The consolidation of real estate activities within the HORNBACH HOLDING AG Group in our fellow subsidiary HORNBACH Immobilien AG, which was initiated in earlier years, has led to relatively less pre-opening costs. This category covers the costs incurred before opening a new HORNBACH DIY superstore and garden center, primarily for personnel and interest on bridging finance for the property. Pre-opening costs represented 0.7% of net sales (previous year: 0.7%).

The net income for the year of the HORNBACH-Baumarkt-AG Group outstripped sales growth, rising by around 39% from € 23.2 million to € 32.2 million. The significantly sharper increase in net income compared to the result from ordinary activities is primarily due to lower income tax (corporation tax reform), further growth in the contributions to results of stores in other European countries with a lower tax burden, and income from sale and lease back transactions (€ 6.6 million), which is tax free and shown in the extraordinary result. In Austria, the two newly-opened HORNBACH DIY superstores and garden centers in Graz and Wels were sold to real estate funds and leased back under long-term agreements. Consolidated earnings per share (DVFA presentation, ad-

HORNBACH
DIY superstore and
garden center
Ludwigsfelde/Berlin



justed for extraordinary items and income relating to other periods) improved substantially by just under 11%, rising from € 1.42 to € 1.58. The consolidated gross cash flow, i.e. the result from ordinary activities plus scheduled depreciation, rose slightly to c. € 93.6 million (previous year: € 93.1 million). EBITDA, earnings from ordinary activities before interest, taxes, depreciation and amortization, which is important for valuation by the capital market, is shown as € 115 million, slightly up on the previous year (€ 114.0 million). EBIT, earnings before interest and taxes, rose by 1.8% to c. € 64.8 million (previous year: € 63.7 million).

Individual financial statements of the AG

The individual financial statements of HORNBACH-Baumarkt-AG primarily cover operations of domestic DIY superstores and garden centers. Net sales in Germany in the financial year 2001/2002 amounted to € 1,139 million. This represents a growth of c. 7%, which was achieved entirely through new openings. Like-for-like sales were effectively maintained at the previous year's level (-0.3%). While the stores in western Germany reported a slight increase in like-for-like sales (0.6%), the stores in eastern Germany faced a drop of 3.8%. The gross profit was c. € 438 million, or 38.4% of net sales: this compares with c. € 430 million, or 40%, in the previous year. This relative decline is primarily due to the profit on sales and lease back transactions (€ 26.3 million), shown in the previous year in other operating income, which was transferred to new investment without affecting results. Personnel expenditure rose by 12.7% from € 162.9 million to € 183.6 million. The primary reasons why this growth outpaced sales are the expansion of regional and central administrative centers and higher personnel costs in the stores. Depreciation of tangible assets amounted to € 39.1 million, significantly lower than the previous year's figure (€ 61.0 million), which was strongly affected by additional depreciation permitted under section 6b EStG (€ 21.1 million). Other operating expenses lagged behind growth in sales, rising by 5.0% to € 164.9 million (previous year: € 157.2 million). The financial result improved slightly from a loss of € 14.8 million in the previous year to a loss of € 13.7 million. The result from ordinary activities in the financial statements of the AG amounted to € 39.4 million (previous year: € 32.2 million). Net income, which determines the ability of the AG to pay a dividend, was € 26.0 million (previous year: € 17.9 million).

Further increases in contributions to results from other European countries

In the financial year 2001/2002, HORNBACH was represented outside Germany in four other European countries, with 16 large DIY superstores and garden centers. The first HORNBACH stores in Switzerland will open in calendar year 2002. Currently, intensive preparations are under way for entering the Swedish market. At the balance sheet date of February 28, 2002 there were HORNBACH DIY superstores and garden centers in Austria (7), the Netherlands (5), the Czech Republic (3) and Luxembourg (1), with a total sales area of c. 176,000 sq. m. (c.1,892,000 sq. ft.) and an average store area of 11,000 sq. m. (118,250 sq. ft.). The expansion into other European countries, started in 1996, has proved to be the right strategy. All the countries where HORNBACH has large DIY superstores and garden centers are making very valuable contributions to results. As the segment reporting in the Notes shows (see page 42), HORNBACH International reported net sales of € 316.3 million (previous year: € 266.5 million) in the past financial year 2001/2002, with a result from ordinary activities of € 7.2 million (previous year: € 8.9 million). The improvement in the results in the Netherlands and the Czech Republic was more than offset by the costs of entering the Swiss market and the pre-opening costs of the newly-opened stores in Austria. Adjusting for these effects, operating results improved by c. € 2.3 million. This means that the subsidiaries in other European countries have further increased their importance as a source of earnings for the Group.

The performance of the HORNBACH DIY superstores and garden centers in Austria was again very welcome; this made it logical to push ahead with expansion in Austria and open two more HORNBACH DIY superstores and garden centers in Graz and Wels. Further openings will follow in the financial year 2002/2003. In all, at the balance sheet date February 28, 2002 HORNBACH had seven large DIY superstores and garden centers in Austria with a total sales area of c. 81,000 sq. m. (870,750 sq. ft.).

Among HORNBACH's European subsidiaries the past financial year 2001/2002 was very successful for the Netherlands, where the Netherlands subgroup under HORNBACH Holding B. V. almost broke even after deducting all administrative costs. The existing HORNBACH DIY superstores and garden centers in Zaandam (Amsterdam), Tilburg and Kerkrade reported some of the highest growth rates for sales in the Group. To strengthen expansion in the Netherlands, two stand-alone garden centers near Maastricht and Rotterdam were taken over in summer 2001. They continued to operate as garden centers, and it is planned to supplement them with large HORNBACH DIY superstores. In the current 2002/2003 financial year, the strategy of consistent expansion in the Netherlands will continue with the opening of up to three HORNBACH DIY superstores and garden centers.

As in previous years, the HORNBACH DIY superstore and garden center which opened in Luxembourg in September 1998, has fully met expectations in both sales and earnings.

The three HORNBACH DIY superstores and garden centers in the Czech Republic also reported very satisfactory growth, with double-digit increases in sales in all stores. This enabled the Czech Republic to post the biggest increase in results of all foreign subsidiaries, clearly topping expectations for the financial year 2001/2002.

Investment in stores and infrastructure

In the financial year 2001/2002, a total of c. € 114 million (previous year: € 78 million) was invested in the HORNBACH-Baumarkt-AG Group, mainly in real estate, buildings, equipment and fittings. As in previous years, investment was financed from cash flow available, long-term mortgages on land and buildings, and funds released by real estate sale and rent back transactions. At the balance sheet date, an additional c. € 24 million from Group financing had been used for bridging finance for real estate and share acquisition. The amounts due to our fellow subsidiary HORNBACH Immobilien AG will be reduced in the course of the new financial year. Approximately 67% of capital investment was for new real estate, including advance payments and assets under construction, while c. 33% was provided for the replacement and expansion of operating and office equipment as well as for intangible assets (primarily computer software). The most important capital projects related to large DIY superstores and garden centers opened in the financial year 2001/2002 in Garbsen near Hannover, Erlangen, Ludwigsfelde near Berlin, Esslingen, Graz, Wels and the two garden centers taken over in the Netherlands. The stores completed and opened in the financial year 2001/2002 in Graz and Wels (Austria) were sold to real estate companies of a major Austrian bank and rented back under long-term agreements. These transactions generated a tax-free book profit (including the profit from elimination from the consolidation of the two real estate companies) of € 6.6 million. The purpose of the sale and rent back transactions was to release funds for financing future growth without incurring tax liability. The right to use the stores is secured in the long term (15 years plus two five-year extension options). In addition, the rights to first refusal on leasing and purchase have been agreed.

Capital investments
(in € million)


150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
97/98
98/99
99/00
00/01
01/02

Equity-assets ratio slightly improved

Compared to the previous year, total consolidated assets rose by some € 60 million, or 7.2%, to € 900 million. Consolidated shareholders' equity at the end of the financial year amounted to € 280 million, slightly increasing the ratio to total assets from 31.0% to 31.2%. In the individual financial statements of the AG, shareholders' equity is shown at € 279 million (previous year: € 266 million), or 37.0% (previous year: 36.7%), of the higher total assets. Thanks to the sale and lease back transactions, it was possible to reduce the proportion of fixed assets in total assets to 53% or € 481 million, despite investment totalling € 114 million. As in previous years, investment was financed from cash flow available, long-term mortgages on land and buildings, and funds released by real estate sale and rent back transactions. Current assets at the balance sheet date rose by 12% from € 373 million to € 417 million, primarily as a result of the increase in inventories due to the new opening of seven HORNBACH DIY superstores and garden centers and the consolidation for the first time of two garden centers acquired in the Netherlands.

The receivable including VAT of c. € 52 million from three sale and rent back transactions shown under "receivables and other assets" in the previous year was settled at the start of the financial year 2001/2002. Payables amounted to € 568 million as at February 28, 2002, compared with € 531 million in the previous year. This item includes amounts due to banks of € 347 million (previous year: € 342 million). The

HORNBACH DIY superstore and garden center Erlangen


HORNBACH
BAUMARKT+GARTENMARKT

increase in payables is primarily due to the expansion-driven increase in trade accounts payable and the increased amounts due to banks. The cash flow statement prepared according to international standards in the notes forming part of this report gives a detailed overview of the financial activities (see page 41).

Risk management

Since May 1998, there has been a statutory requirement for members of the Boards of Management of public stock corporations to establish a risk management system (Section 91 (2) of the German Stock Corporation Act). The auditors of listed joint stock corporations are responsible for determining if the system is capable of performing its functions. Even before the coming into force of the new Act, the Board of Management of HORNBACH-Baumarkt-AG committed itself to risk-awareness management which gives top priority to ensure the continuing existence of the company as a whole. For the sake of clarity, risk policy principles were adopted which are binding on all Group employees.

Commercial success is inevitably associated with risk. However, no act or decision is allowed to put a company at risk. Entrepreneurial risks must be rewarded by an appropriate return on capital invested. The success of all our stores is evaluated here using the CFROA ratio (cash flow return on assets). Our aim is its steady improvement. Unavoidable risks, insofar as commercially acceptable, must be insured against. Residual risks must be managed using risk management techniques.

HORNBACH-Baumarkt-AG and its subsidiaries have numerous instruments in place for risk early warning and monitoring. The Group accounting system is highly developed and enables detailed and prompt reporting. Consolidated balance sheets and income statements are generated monthly and submitted to the decision-making bodies. The reporting system is supplemented by informative key ratios, deviation analyses and comments from the Controlling Department. The Group Controlling Department is being further expanded and its staff increased. Medium-term (five-year) corporate and financial planning was revised and fine-tuned, as the basis for operational annual budgeting. Corporate planning is drawn up carefully and in detail and is used to measure success in all divisions. Detailed deviation analysis is carried out monthly, with comparisons with budget and the previous year. Major investment decisions are taken on the basis of dynamic investment computations and sensitivity analyses. Investment relating to new locations is prepared on the basis of detailed market research. The Board of Management has issued targets for minimum rates of return on projects using the internal rate of return technique. Detailed financial budgets 12 months ahead are updated monthly. The Board of Management meets generally once a week. Significant investment and financing decisions are prepared for decision in the investment and financing committee. The Board of Management is informed regularly of progress on major IT investment projects. The internal audit department carries out regular audits at locations in Germany and abroad, and reports to the Board of Management.

Euro launch successfully completed

At the start of 2002, the euro became the sole legal tender in the Euro Zone. Thanks to careful professional preparation, HORNBACH successfully implemented the euro as the sole legal tender in the countries involved (the Netherlands, Luxembourg, Austria and Germany). Systems were converted successfully in good time. Employees dealing with cash transactions received extensive training. All the logistic challenges in connection with getting the new coins and notes to the right places were also mastered. In fact, the replacement of former national currencies by the euro went faster than expected. The transition periods proved longer than needed in all the countries involved. After only a few days or weeks in 2002, the euro had replaced the former currencies as legal tender. In contrast to original expectations, the exchange of the old currencies for the euro was handled over the bank counters rather than retail checkouts. As a result, the need for change was overestimated. This led at times to unusually high cash holdings in stores, but the situation has normalised since the beginning of the new financial year.

Employee development

(annual average full-time equivalents)



7000
6500
6000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
97/98
98/99
99/00
00/01
01/02

Nearly 1,000 new jobs at HORNBACH

Our successful growth is also reflected in the number of our employees. As at the balance sheet date February 28, 2001, there were 7,126 employees on permanent contracts with a company in HORNBACH-Baumarkt-AG or one of its subsidiaries; by the end of the financial year in February 2002, this number had risen to 7,830 in Germany and abroad. The number of employees rose from 5,510 to 5,853 in Germany and from 1,616 to 1,977 abroad. Averaged over the year, there were 6,733 (previous year: 6,122) full-time equivalent employees in the HORNBACH-Baumarkt-AG Group. Average annual sales per employee (converted to full-time equivalents) decreased slightly from € 249,000 to € 248,000. Average personnel cost per employee (wages and salaries plus social security contributions) rose from € 31,740 to € 33,257. The composition of our workforce has remained largely unchanged; women made up 45.1% of the workforce, virtually unchanged from the previous year. The share of full-time employees decreased slightly from 75.7% to 74.9%. The average age was almost unchanged at 35. Training has traditionally been given high priority at HORNBACH. This is reflected in the choice of eight possible vocational qualifications and the annual growth in the number of training positions. In the year under review, 551 (previous year: 483) young people were given training positions. Of these, the majority (252) are training for a qualification in retailing. We also continued with the development and training of our employees in the past year.

Proposal for the appropriation of retained earnings

HORNBACH-Baumarkt-AG reported net income of € 25,955,679.35 for the financial year 2001/2002. In addition, retained earnings of € 19,079.04 were brought forward from the previous year. The Board of Management and the Supervisory Board propose, after the appropriation required by the articles of association of € 12,900,000.00 (maximum 50%) to revenue reserves, that the remaining retained earnings be appropriated as follows:

A dividend of € 0.87 per share on 15,011,500 ordinary shares Dividend payment	€ 13,060,005.00
To be carried forward	€ 14,753.39

HORNBACH DIY superstore
and garden center
Wels, Austria


HORNBACH

Dependence report

In accordance with Sec. 312 of the German Stock Corporation Act, a report has been drawn up on relationships with affiliated enterprises for the financial year 2001/2002. With regard to reportable transactions, the report states: "With regard to all reportable transactions and measures with affiliated companies and under the circumstances known to us at the time of the transactions or measures, our Company received appropriate consideration for each transaction and suffered no disadvantage as a result of the measures taken or not."

Important post balance sheet date events

The new financial year 2002/2003 got off to a successful start in terms of sales growth. Thanks to the spring temperatures in March, garden sales increased substantially, and sales of DIY also benefited from the larger number of customers in our stores. Overall, like-for-like sales increased significantly in the first two months of the current financial year. In Switzerland, preparations are continuing as planned for opening the first HORNBACH DIY superstore and garden center in July 2002. The appointment of Dr Bernd Lübcke to the HORNBACH-Baumarkt-AG Board of Management filled the vacancy in the IT and logistics areas. A number of strategic IT projects are either being implemented or have been initiated. Particularly noteworthy are the further expansion of the data warehouse and the decision to install SAP standard systems in the finance, controlling and personnel areas.

The investment by Kingfisher plc of 12.5% in the subscribed capital, or 25% plus one share of voting capital, made necessary new elections for the shareholder representatives on the Supervisory Board. An Extraordinary General Meeting was accordingly held on April 24, 2002. All the proposed candidates were elected to the Supervisory Board. Kingfisher plc is represented on the Supervisory Board of HORNBACH-Baumarkt-AG by William John Whiting, Chief Executive of the UK DIY chain B&Q. At the operating level, the first highly promising discussions have been held on pooling experience and identifying possible synergies.

Opportunities and risks associated with the future; outlook

According to the European Commission, the economy in the Euro Zone is gradually recovering in early 2002. However, improvement is expected to be only gradual. How far retailing will benefit from this remains uncertain. Retailing in general and sales in DIY stores in particular depend strongly on consumer confidence in the future, and in times of rising unemployment this is typically weak.

The DIY store sector expects zero growth in like-for-like sales in 2002, following the decline in sales (3.5%) last year. As in previous years, the HORNBACH-Baumarkt-AG subgroup intends to outperform the industry as a whole, budgeting for growth in like-for-like sales in the financial year 2002/2003. We have taken into account here the difference in the sector trend currently evident in northern and eastern Germany on the one hand, and southern Germany on the other. As a result, higher growth in like-for-like sales has been budgeted for our Southern Region than for the Northern Region (including eastern Germany). Clear growth in like-for-like sales is budgeted for the Netherlands and Luxembourg. In Austria and the Czech Republic, sales are expected to match the previous financial year. In the current financial year 2002/2003, up to 12 new HORNBACH DIY superstores and garden centers will open. For the first time in the company's history, there will be more new openings in a year outside Germany than inside. Up to eight new openings are planned in Austria (3), the Netherlands (2), Switzerland (2) and the Czech Republic (1). In Germany, our market leadership in the megastore sector will be emphasised by the opening of four more HORNBACH DIY superstores and garden centers. Intensive preparation is under way for entering the Swiss market, with the establishment of a domestic organisation. We are also continuing to invest heavily in the existing infrastructure. Investments totalling some € 138 million planned for 2002/2003 will be financed, as in the past, from the operating cash flow, long-term real estate loans and funds released through sale and lease back transactions. Including stores opened in the previous and current financial years, net sales are expected to be well over € 1.6 billion. The result from ordinary activities is budgeted to grow in line with sales, primarily by reducing the ratio of store costs to net sales through improvements in operating efficiency.

In contrast to the industry as a whole, HORNBACH is growing in the difficult economic environment. Competition will continue to intensify in Germany, with growing predatory competition. Private consumption will improve little, if at all. Consumer confidence in the future is still insecure, as shown in continuing reluctance to invest in consumer durables and products for home and garden. The DIY industry and builders' merchant sector in Germany are fiercely competitive. Con-

HORNBACH DIY superstore and garden center Bornheim



Total market potential for HORNBACH DIY superstores and garden centers (Eastern and western Germany)				
	DIY superstores in € billion	Garden centers in € billion	Building materials for repairs and conversions in € billion	Total in € billion
2003*	37.18	11.92	4.66	53.76
2002*	36.77	11.71	4.71	53.19
2001	36.00	11.46	4.71	52.17
2000	35.28	11.20	4.66	51.14
1999	34.26	11.00	4,66	49.92
1998	33.19	10.79	4.71	48.69
1997	32.37	10.69	4.71	47.77
1996	31.91	10.49	4.61	47.01
1995	30.48	9.92	4.30	44.70
1994	28.74	9.26	4.04	42.04
1993	27.36	8.44	3.74	39.54
1992	26.34	8.08	3.58	38.00

* Forecasts

Source: GMA (1992-1997); ICON (1998–2003)

sumers can choose from a large number of DIY superstores and garden centers of different sizes but with similar product ranges. Besides location, size and breadth and depth of product range, price has become a decisive competitive factor. The process of concentration will continue in Germany and at European level. Concepts which are not viable will disappear.

Despite the tough competition, HORNBACH will pursue consistently its policy of expansion in Germany and abroad. Parallel to developing new regions, the market position in existing countries will be systematically consolidated. The rapid advance to become one of the leading European DIY store operators involves both opportunities and risks. Heavy investment is needed, and start-up losses also have to be absorbed at times, but the new locations promise high sales growth and strengthen the market position. The continuing internationalization is increasingly reducing our dependence on consumer spending in Germany, thus spreading the risks. HORNBACH is already one of the leaders among the European DIY store chains in terms of expertise and concept. We accordingly believe that we are ideally equipped for the challenges of the future.

A cross-border success story

With its megastores, HORNBACH has worked its way up to the international top table

A new age dawns for HORNBACH-Baumarkt-AG on August 7, 1996: HORNBACH goes international. The company opens its first store outside Germany, at Brunn am Gebirge, near Vienna (Austria). The growth spiral of expansion into Europe begins, and an unparalleled chapter of success opens in the story of the Bornheim DIY store operator.

It was one of those management decisions whose scale and significance for the future development of the HORNBACH group, with all its inherent uncertainties, demanded matching vision and courage. The idea was first considered at a time when DIY stores were still doing well in the German market. The reunification boom provided sufficient fuel for the national (and particularly the eastward-looking) expansion plans of DIY corporate headquarters. These were fat years, with a mathematically and economically enticing formula: more sales area leads – automatically – to more sales and higher earnings.



The start of the success story: the opening of the first HORNBACH DIY superstore and garden center outside Germany, on August 7, 1996 in Brunn am Gebirge, near Vienna.

Chronology of international expansion

(Status: June 2002)

1996

A - Brunn a.G., Vienna
Aug. 7, 1996

A - Ansfelden/Linz
Oct. 16, 1996



The first HORNBACH DIY superstore and garden center in the Netherlands was opened in April 1997 in Zaandam, near Amsterdam.

Today's structural problems – surplus capacity in sales area and outdated store networks – were foreseeable only in some remote future, if at all. A "business as usual" attitude led to the industry paying too little attention to the quality of locations and their format. The consequences are well known: Europe's biggest market for DIY and garden products stagnates, like-for-like sales fall, earnings suffer badly under the additional burden of the continuing weakness in retail sales, as consumers react to economic conditions.

Overcoming constraints on growth

In the first half of the 90's, this was not considered to be a problem for most German competitors. For HORNBACH, it was. Management, headed by the Chairman of the Board of Management, Otmar Hornbach, recognised at an early stage that the industry's growth in Germany would eventually run into constraints, with an obvious implication: the need to expand into foreign markets in search of the growth markets of tomorrow. Where broad sectors of industry had long since regarded this as a trendy strategy – or even simply the strategy for survival – fixed-location nonfood retailing in Germany (in contrast to retailing in "small" countries rapidly reaching the limits of growth, like Belgium or the Netherlands) was still at the beginning of its maturing process.

Meanwhile, until the financial statements of the German DIY store operators showed signs of strain in maintainig growth in sales area, there was no real incentive to make the laborious transition to an internationally operating company. The industry realised only gradually that continuous and sustained growth could only be ensured in the future – at some time it would become a vital necessity – if locations and bases were established in other countries in the interests of diversification of risk and opportunity. The key question that HORNBACH asked itself at an early stage was (and is), "How?"

New markets in neighbouring countries

Otmar Hornbach attached great importance to the term "concentric growth" for classical growth which evolves in circles or spirals spreading from the home base. The grand old man of the German DIY sector described HORNBACH as a "cross-border expansionist" to a trade audience at the first International BHB Baumarktkongress in Cologne in 1996.

Quote:

"The motivation of cross-border businesses to extend their activities to neighbouring countries seems to be the most natural possible motivation, as the frontiers are open and are crossed by people in these countries completely naturally and without obstruction, with the result that frequent contact with the

1997

NL - Zaandam

April 2, 1997

neighbouring countries' goods and stores promotes the evolution of preferences and wishes which are not met by the domestic market. Furthermore, cross-border retailers find consumers from neighbouring countries more predictable in their preferences and habits than new customers which they would have to find in markets several countries away, or even in distant countries and entirely different cultures."

For HORNBACH, this set a course for the future which in retrospect proved to be an entrepreneurial vision.

Different cultures, a single concept

There are only a few DIY superstore and garden center operators on the international scene who have managed to replicate their retail format across borders as successfully as HORNBACH. The decisive question is whether a specific marketing concept can serve as a common denominator for markets outside Germany which function completely differently and have widely differing customer needs. Despite some detractors, HORNBACH with its megastores is providing an impressive demonstration of just this ability. The concept of DIY superstores and garden centers, with over 10,000 sq. m. (107,500 sq. ft.) of sales area and a depth of product range which, combined with qualified advice, meets every customer wish as far as possible: this megastore format is, in fact, HORNBACH's real "export hit".

Years of experience pay off

Store management and employees have built up this know-how over many years. Whether it's a question of selecting product range and suppliers, logistics, personnel policy, product presentation or marketing – the slogan is "retail is detail". Obviously, the learning curve can be steep at times, but the outcome has been promising returns from the European regions to the corporate headquarters in Germany – and not only in the form of contributions to results. The company as a whole has profited from these benefits at every level.


HORNBACH

The opening of the store at Prague-Cerny Most marked the beginning of expansion in the Czech Republic. Currently, HORNBACH has three megastores there.

1998

A – Bad Fischau	**A - Gerasdorf/Vienna**	**A - Vienna-Stadlau**	**L - Bertrange**	**CZ - Prague-Cerny Most**
April 8, 1998	April 8, 1998	May 27, 1998	Sept. 2, 1998	Nov. 25, 1998

Key concept: "risk diversification"
International expansion diversifies corporate risk by balancing out country-specific movements in markets and economies; the more countries in different stages of development are involved, the more likely they are to balance out.

Key concept: "best practice"
The operating experience and techniques which have made the round of the regions are diverse and valuable. The important thing here is that the organisation must have the ability to recognise the potential of specific regional features, and that the corporate culture must be mature enough to respect these and implement them at local level.

Key concept: "product ranges"
The same applies to assembling product ranges and sharing experience with suppliers. It was not unusual for HORNBACH to provide the first opportunity for suppliers to look beyond their national frontiers. Striking the balance between regional and supraregional elements and developing the right instinct for the consumers' needs: these are the important things in meeting the expectations of customers in different environments.

Important market shares claimed right from the start
The HORNBACH megastore concept can be implemented in new countries in an unchanged format, without having to face the constraints to expansion encountered in an historically evolved market such as Germany with its excess sales area and difficult planning approval procedures.

This enables HORNBACH to make a profit abroad with only a few stores, and to claim significant market shares right from the start. The decisive factors here are not so much who gets there first, who has the most stores, who starts out as market leader – the main thing is to implement the company's own concept, its speciality, without compromising, even when moving into new countries. HORNBACH is proving consistently successful with this strategy abroad.



Austria:
Since the 1998/99 financial year, like-for-like sales have grown by a total of 26% within three years. Sales of the seven stores operating by end-February 2002 already represent a market share of around 12%. A new store in Krems was opened in June 2002, and two more stores are under construction. HORNBACH expects these to take its market share above 17%.

HORNBACH DIY superstore and garden center in Kerkrade.

1999

NL - Tilburg
March 17, 1999

NL - Kerkrade
Nov. 24, 1999

HORNBACH Austria

Total sales area		**1,013,919 sq. ft.**
Locations:		**8**
Ansfelden	opened Oct. 16, 1996	127,119 sq. ft.
Bad Fischau	opened April 8, 1998	124,130 sq. ft.
Brunn a.G.	opened Aug. 7, 1996	115,616 sq. ft.
Gerasdorf	opened April 8, 1998	125,055 sq. ft.
Krems	opened June 5, 2002	140,954 sq. ft.
Seiersberg	opened Nov. 21, 2001	131,548 sq. ft.
Vienna-Stadlau	opened May 27, 1998	119,142 sq. ft.
Wels	opened Nov. 21, 2001	130,355 sq. ft.
Ø sales area		**126,740 sq. ft.**

HORNBACH Netherlands

Total sales area		**518,870 sq. ft.**
Locations:		**5**
Geleen[1]	taken over June 1, 2001	66,112 sq. ft.
Kerkrade	opened Nov. 24, 1999	126,657 sq. ft.
Nieuwerkerk[1]	taken over May 1, 2001	80,625 sq. ft.
Tilburg	opened March 17, 1999	102,974 sq. ft.
Zaandam	opened April 2, 1997	142,502 sq. ft.
Ø sales area		**103,774 sq. ft.**

[1] *Garden center to be combined with a DIY superstore*

Czech Republic:
Only three stores are needed to reach a market share of over 15%. The trend is rising. To keep pace, a second HORNBACH megastore in the Prague metropolitan area is currently under construction. All the Czech stores reported significant sales growth in 2001/2002, with the largest improvement in results of all our foreign companies.

However, it is important to keep an eye on earnings. Blind growth, in a scramble for market shares, would very quickly prove mistaken. Expansion is only justified if the capital required can earn an appropriate return. This is the focus in HORNBACH's ongoing value-oriented corporate strategy. Expansion – also (and particularly) international expansion – is not an end in itself.

Average store area 11,000 sq. m. (118,250 sq. ft.)
At the end of the 2001/2002 financial year HORNBACH was operating a total of 16 stores outside Germany. Seven of these stores are located in Austria, five in the Netherlands, three in the Czech Republic and one in Luxembourg. Together, the international stores now have a total sales area of around 176,000 sq. m. (1,892,000 sq. ft.); this represents an average store size of almost 11,000 sq. m. (118,250 sq. ft.). This in turn is around 1,000 sq. m. (10,750 sq. ft.) larger than the average for all HORNBACH stores, showing that new openings outside Germany are exclusively king-size. In this way, HORNBACH has succeeded in establishing itself as an international DIY brand which consumers associate with selection, quality and competence in price and service.

Growing importance as a source of earnings
Success with customers is reflected impressively in the figures. Like-for-like sales of the international HORNBACH stores have grown by a total of c. 29% since 1998. However, this should not blind us to the fact that in the same period HORNBACH has gained ground in the difficult domestic market as well. Like-for-like sales of HORNBACH's domestic stores increased by a total of almost 10% better than the domestic DIY industry as a whole, which has lost over 7% in sales on existing area over the past three years.

2000

CZ - Brno
Feb. 16, 2000

CZ - Ostrava
Sept. 27, 2000

HORNBACH Luxembourg

Total sales area		**129,935 sq. ft.**
Location:		**1**
Bertrange	opened Sept. 2, 1998	129,935 sq. ft.
Ø sales area		**129,935 sq. ft.**

HORNBACH Czech Republic

Total sales area		**364,834 sq. ft.**
Locations:		**3**
Brno	opened Feb. 16, 2000	127,108 sq. ft.
Ostrava	opened Sept. 27, 2000	113,402 sq. ft.
Prague	opened Nov. 25, 1998	124,324 sq. ft.
Ø sales area		**121,611 sq. ft.**

Consistent continuation of the European success story

As explained in the management report, the significance of the European companies outside Germany as an important source of income for the Group increased further in the past financial year. Consequently, the Group will increase the number of store openings in other European countries during the next few years. In the medium term, the share in sales of the international stores is planned to rise from its current 22% to 40%. Our entry into the Swiss market in summer 2002 is imminent.

In the current year, up to 12 new openings are planned, up to eight of them in Austria, the Netherlands, Switzerland and the Czech Republic. For the first time in the company's history, there will be more new openings in a year outside Germany than inside. This will remain the pattern for expansion. In 2003, the first HORNBACH DIY superstores and garden centers are due to open in Sweden. Other countries are in preparation. And the success story goes on ...


HORNBACH
BAUSTOFF-ZENTRUM

Two stores were opened on the same day – November 21, 2001 – at different locations: Seiersberg (picture) and Wels.

2001 | 2002

NL - Nieuwerkerk	**NL - Geleen**	**A - Seiersberg/Graz**	**A - Wels**	**A - Krems**
May 1, 2001	June 1, 2001	Nov. 21, 2001	Nov. 21, 2001	June 5, 2002

Export hit for DIY enthusiasts

A DIY format for all situations: the art of adapting to completely different markets

From the outside, the familiar picture: 130 meters of striking alternation of magenta and orange stripes, framing the entrance, and the green end with the garden pagoda. We're standing in front of a HORNBACH megastore; a DIY superstore and garden center like all the others – almost. Almost, because the imposing facade is crowned by illuminated lettering that says "Bricolage – Décoration – Jardin – Matériaux". This is store number 59 in Bertrange, Luxembourg – one of 17 foreign locations to date in the HORNBACH store network, which the impending opening in Switzerland will extend to six European countries.

The store in Bertrange, Luxembourg


HORNBACH
BRICOLAGE
DECORATION
JARDIN
ENTREE


Metabo
EGLO

HORNBACH is a brand with high recognition value. It stands for selection, competence and best prices, whether the employees are speaking German, Dutch, French or Czech. But within this span, it's the host of details which have powered HORNBACH to success in very different markets. Local music is played and customers decide what music they want. Tastes vary from country to country.

"Right from the start, we had our own purchasing, so we could give full weight to regional customer needs", says Stefan Goldschwendt, regional manager for Austria, who previously spent a year working on building up Switzerland as the new region. The native Austrian – formerly a store manager in Linz and Brunn am Gebirge – is very familiar with his compatriots' ideas about price and value in a DIY store. And HORNBACH seems to have hit the mark pretty exactly here.

"It didn't take long for people to catch on to the advantage of one-stop shopping, combined with outstanding service and the best prices in Austria", comments Goldschwendt. Before August 1996, when HORNBACH opened the store at Brunn am Gebirge (the first of its four in the greater Vienna metropolitan area), everything seemed fine – from the local peoples' viewpoint: the mood was one that Goldschwendt describes as "live and let live". "We changed things from the start. Our competitors underestimated us for a long time, not believing that we could maintain our strategy over a long period. They misjudged us." There was also a stubborn belief that stores of over 10,000 sq. m. (107,500 sq. ft.) of sales area could not be operated profitably.

More flexible and more courageous than the competition

Success silenced the critics, and even turned them into imitators. HORNBACH has earned a lot of respect, as a benchmark, with its competitors. Asked about the core of the success in Austria, Goldschwendt sums it up succinctly: "We're faster, more flexible and more courageous than our competitors."

That quality and flexibility outweigh sheer sales volume is also impressively illustrated by the Czech region. Although HORNBACH has only three stores so far in the Czech Republic (Prague, Brno, Ostrava), these have already brought the company a market share of around 15%. "It won't stop there – we'll continue to expand. There's plenty of potential in this country", says Manfred Mai, pugnaciously. As the manager of the Czech region, he built up the subsidiary in Prague from scratch, preparing the ground for success with Czech consumers, for whom, after the political changes, a DIY superstore and garden center of several thousand square meters was new territory.

HORNBACH quickly recognised the opportunities in this flourishing economy. However, the company avoided the mistake of opening as many stores as quickly as possible in order to build up size without regard for losses. It also avoided the mistake of forcing Czech consumer wishes into a German mould.

It's all a matter of getting the right product mix

Precision engineers were asked to identify the right mix of domestic products and standard international brands and set the prices appropriately. The fine-tuning has clearly got the HORNBACH sales machine into top gear. Consumer surveys, like those of the biggest Czech daily newspaper "Mlada Fronta", rate HORNBACH as having the "best advice and best prices". Mai: "One operating challenge was including as many domestically manufactured products as possible in the product range with a pricing strategy which took into account the relatively low purchasing power here." He goes on to explain that important product ranges on the HORNBACH shelves are from Czech suppliers. Several of these (like suppliers in other European countries in the HORNBACH network) have established themselves over a period of time as "international" HORNBACH suppliers.


KASSA'S
KURK/PARKET
TEGELS
esta
Ideal Standard

Colleagues in the Czech Republic learned here from HORNBACH's experience when entering the Dutch market in 1997. "Our most expensive lessons were choosing local suppliers. The product mix and various small details were not quite right at the beginning", notes May Meulenberg, HORNBACH manager in the Netherlands, over long-solved startup problems. The fine details of the product range were sorted out in intensive dialogue between central purchasing, regional merchandisers and employees on the sales floor. Meulenberg talks about differences to consumer preferences in the German stores, not least over standards and sizes. These adaptations led to consistent success: just recently, in the 2001/2002 financial year, the existing stores in Zaandam, Tilburg and Kerkrade were among those with the highest sales growth in the Group.

A strong international team

The more robust state of retailing in the Netherlands compared to Germany was very welcome for HORNBACH. "We have far and away the best concept. DIY and gardening enthusiasts won't find a comparable format with a similar product selection anywhere in the Netherlands", is how Meulenberg sums it up, while also crediting HORNBACH's ability to exchange best practice experience. "Together with our international colleagues, we're a strong team."

Preparing for market entry in Switzerland has meant expansion of the international management team as well. Klaus Becker took over country management from Stefan Goldschwendt at the start of 2002. He sees HORNBACH's greatest challenge in Switzerland as "developing a passion for DIY among the Swiss themselves." For now at least, the Swiss are not seen as typical DIY enthusiasts, and specialist outlets have a very strong hold. However, this could change: "We believe we have a great opportunity if we can attract not only private individuals but also trade customers and small businesses." The countdown is on – the first HORNBACH DIY superstore and garden center is scheduled to open its doors in Littau near Luzern in July 2002.

The store at Bertrange in Luxembourg has done well since its opening in September 1998. Lutz Zielinski, whose responsibilities include activities in the Grand Duchy, is pleased with performance in the 2001/2002 financial year, when the 12,000 sq. m. (129,000 sq. ft.) DIY superstore and garden center again headed the sales league table for the Southern Region. "We met all expectations for sales and earnings." While its size means that Luxembourg cannot be compared with other larger countries, it is still an attractive market.

"The economic environment is good, unemployment is low, purchasing power is high", is how Zielinski sums up the situation. It is accordingly not surprising that quality of services and products is more important here than prices. "Customers want



Vienna-Stadlau: one of four HORNBACH stores in the Vienna greater metropolitan area.

more help, and the quality of this depends critically on the qualification of our employees."

Without experts, quality is impossible

This is a conviction which runs through the HORNBACH concept at both national and international level. This is why employee training courses and internal advanced training measures are an integral part of exporting the megastore format to new countries. "As a service company we need maximum competence in dealing with people and product ranges. We only employ specialists. Entrants from other industries are trained accordingly", explains the Austrian strategist Goldschwendt. His colleague Manfred Mai agrees: "The focus is on qualification."

Country managers see investment in employees as important because of the general problem in recruiting local specialists. Results show that HORNBACH clearly has the right touch in competition to attract the best people. As Stefan Goldschwendt puts it, "The company with the best employees and the best customer service will be the one that wins out in the market in the long term."



HORNBACH will open its first store in Switzerland in summer 2002. The picture shows the building site in Littau, near Luzern.

Supervisory Board

Dr Wolfgang Rupf
Chairman (until April 24, 2002)
Deputy Chairman (from April 25, 2002)
Managing Director of AKV Altkönig
Verwaltungs GmbH, Königstein

Rudolf Helfer*
Deputy Chairman
Senior Specialist for Occupational Safety, Bornheim

Gerhard Wolf
Deputy Chairman (until April 24, 2002)
Chairman (from April 25, 2002)
Diplom-Kaufmann, Worms
(Graduate in Business Administration)

Dr Claus Gastroph
(until April 24, 2002)
Notary, Munich

Albert Wilhelm Hornbach
Former member of the Board of Management of
HORNBACH HOLDING AG, Bornheim

Albrecht Hornbach
(from April 25, 2002)
Chairman of the Board of Management of
HORNBACH HOLDING AG, Neustadt a.d.W.

Otmar Hornbach
(from April 25, 2002)
Former member of the Board of Management of
HORNBACH HOLDING AG, Annweiler am Trifels

Johann Krämer*
Caretaker, Bornheim

Johann Liebl*
PA to store manager, Passau

Christian Lilie*
District manager, Southern region

* Employee representative

Johannes Otto*
PA to store manager, Mannheim-Neckarau

Ralf Puley*
PA to store manager, Wuppertal

Dr Hans Schlarmann
(until April 24, 2002)
Lawyer, Stuttgart

William John Whiting
(from April 25, 2002)
Chief Executive of B & Q plc., Eastleigh

Prof Dr Jens Peter Wulfsberg
(until April 24, 2002)
Full-time Professor of Manufacturing Technology
at the German Army University, Hamburg

Supervisory Board Committees:

Finance and Audit Committee
Gerhard Wolf
Rudolf Helfer
Dr Wolfgang Rupf
Albert Wilhelm Hornbach (until April 24, 2002)
Albrecht Hornbach (from April 25, 2002)
William John Whiting (from April 25, 2002)

Personnel Committee
Gerhard Wolf
Rudolf Helfer
Dr Wolfgang Rupf
Albert Wilhelm Hornbach (until April 24, 2002)
Otmar Hornbach (from April 25, 2002)
William John Whiting (from April 25, 2002)

Mediation Committee
(from April 25, 2002)
Gerhard Wolf
Rudolf Helfer
Dr Wolfgang Rupf
Albrecht Hornbach
William John Whiting

The members of the Board of Management of HORNBACH-Baumarkt-AG and their areas of responsability:

Albrecht Hornbach
Diplom-Bauingenieur
(Graduate in Civil Engineering)
Chairman (until October 31, 2001)

Steffen Hornbach
Diplom-Ingenieur (Graduate in Engineering)
Chairman (from November 1, 2001)
Marketing and advertising; expansion;
public relations; audit

Karl Garrecht
Businessman
Personnel and social issues

Martin Hornbach
Diplom-Wirtschaftsingenieur
(Graduate in Business Management
and Engineering)
(until December 31, 2001)

Bernd Rob
Diplom-Betriebswirt
(Graduate in Business Administration)
(from November 1, 2001)
Store organization; national and
international operations

Roland Pelka
Diplom-Kaufmann
(Graduate in Business Management)
Finance; accounting; controlling; investor relations;
legal matters

Dr Bernd Lübcke
Diplom-Mathematiker (Graduate in Mathematics)
IT systems; logistics; resources

Manfred Valder
Businessman
Purchasing and sales; merchandising;
environmental issues

Report of the Supervisory Board

During the financial year 2001/2002, the Supervisory Board performed its duties under statute and the articles and monitored the Board of Management's conduct of business, assisted the Board of Management in an advisory capacity, and kept itself regularly informed as to the general course of business and the situation of the company. The Board of Management also kept the Supervisory Board informed of intended business strategy and other fundamental issues of corporate policy. At four meetings, held on June 18, 2001, August 21, 2001, October 24, 2001, and February 20, 2002, the Supervisory Board received verbal and written reports from the Board of Management and discussed them. The subjects discussed were primarily the development of earnings in the subsidiaries compared to budget and the previous year and the investment and financing policy. The Personnel Committee of the Supervisory Board met on October 24, 2001, and on February 20, 2002. At these meetings, appointments and contractual details concerning members of the Board of Management were discussed. On the recommendation of the Personnel Committee, Bernd Rob (from November 1, 2001) and Dr Bernd Lübcke (from February 1, 2002) were appointed to the Board of Management. Bernd Rob assumed responsibility for all stores. Dr Bernd Lübcke is responsible for IT and logistics. Martin Hornbach resigned from the Board of Management with effect from December 31, 2001.

The Supervisory Board was informed extensively and in good time of all measures requiring its approval. Following the review and discussion of these matters, the Supervisory Board granted all the required approvals. The Chairman of the Supervisory Board was in regular contact with the Chairman of the Board of Management and was informed about all important business events and the development of the company.

In addition, the Board of Management reported regularly on the state of the company as well as on the development of its earnings and financial position. In particular, it provided the Supervisory Board with the following documents:

- the audited annual financial statements;
- the monthly reports on the development of sales and earnings;
- the quarterly financial statements;
- the sales and earnings budgets and the investment and financial budgets for the financial year 2002/2003.

The annual financial statements of HORNBACH-Baumarkt-AG, the consolidated financial statements as of February 28, 2002, and the combined management report/Group management report were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, who were appointed by the Annual General Meeting; these ware issued with an unqualified auditors' report. The auditors also reviewed the risk early warning system in place at HORNBACH-Baumarkt-AG. This review showed that the system is fulfilling its functions. KPMG were appointed in writing on December 5, 2001 by the Chairman of the Supervisory Board, representing the whole Supervisory Board and acting in accordance with the resolution of the Annual General Meeting, to audit the annual financial statements. The annual financial statements, the management report and the audit reports were submitted to all members of the Supervisory Board in good time and were discussed in detail at the Supervisory Board's meeting, devoted to the annual financial statements, on June 18, 2002. The auditors also attended this meeting, reported on significant results arising out of the audit and answered questions.

The Supervisory Board has reviewed conclusively the annual financial statements and the consolidated financial statements of HORNBACH-Baumarkt-AG as of February 28, 2002, the proposal for the appropriation of retained earnings, and the management report and the Group management report. Based on the results of these reviews, the Supervisory Board approved the annual financial statements prepared by the Board of Management; these are accordingly adopted under section 172 of the German Stock Corporation Act. The Supervisory Board approves the proposal by the Board of Management for the appropriation of retained earnings which envisages an unchanged dividend of € 0.87 per share. The Supervisory Board has acknowledged and approved the consolidated financial statements, the Group management report and the auditors' report.

The Supervisory Board has also reviewed the report by the Board of Management on relationships with affiliated companies in accordance with section 312 of the German Stock Corporation Act. Neither this review nor the KPMG audit gave any reason for objection. KPMG have issued the following auditors' report: "Based on our audit which we performed in accordance with professional standards, we confirm that

1. the facts presented in the report are accurate,
2. with respect to the transactions set out in the report, the performance of the company has not been unreasonably overstated,
3. with respect to the measures stated in the report, there are no circumstances which would speak for an assessment significantly different to that made by the Board of Management."

Based on its review, the Supervisory Board has no objection to the statement of the Board of Management at the end of its report prepared in accordance with section 312 of the German Stock Corporation Act.

As a result of the participation by the British company, Kingfisher plc, of 25.0% plus one share in the voting capital of the company, the members of the Supervisory Board felt it necessary to resign in order to give the shareholders the opportunity to change the composition of the Supervisory Board. At an Extraordinary General Meeting on April 24, 2002, the new elections were accordingly held for the shareholder representatives on the Supervisory Board. The newly-elected members are William John Whiting, Chief Executive of the UK DIY chain B&Q, Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG and Otmar Hornbach. Albert Hornbach, Dr Wolfgang Rupf and Gerhard Wolf were reelected. In the following constituent meeting of the new Supervisory Board, Gerhard Wolf was elected Chairman and Dr Wolfgang Rupf Deputy Chairman of the Supervisory Board. In addition, the members were elected for the Personnel Committee, Mediation Committee and Finance and Audit Committee. We particularly thank the former shareholder representatives whose services are no longer available: Dr Claus Gastroph, Dr Hans Schlarmann and Prof Dr Jens Peter Wulfsberg, for their many years of constructive and reliable work on the Supervisory Board. We wish to convey our thanks and appreciation to the Board of Management and to all our employees in Germany and abroad for their commitment and successful work in the past financial year.

Bornheim, in June 2002

On behalf of the Supervisory Board

Gerhard Wolf
Chairman

Comparison of performance, March 1, 2001 to February 28, 2002
(Base: March 1, 2001 = 100)[1]

HBM +4.1% SMAX -23.2% DAX -17.7%


120
110
100
90
80
70
60
Mar 2001
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
Jan 2002
Feb
SMAX
DAX
HORNBACH-Baumarkt-AG
Source: Deutsche Börse AG

The trend in the international capital markets was generally disappointing for investors in the period under review. The slowdown in the global economy, and specifically the terrorist attacks in the USA on September 11, 2001, led to massive drops in prices on a broad front, and the financial centers have still not recovered.

In performance comparisons, the leading German index DAX lost 18%[1] over the period March 1, 2001 to February 28, 2002, and over the same period the SMAX index lost 23%[1].

Considering of the continuing difficult state of the stock markets, the HORNBACH-Baumarkt-AG ordinary share (WKN 608440) proved particularly resilient, with a performance of +4% at the close of the financial year 2001/2002. This meant that the share performed significantly better than both the market as a whole and the SMAX quality segment, where the company is listed.

On February 28, 2002 the share closed on the Frankfurt Stock Exchange at € 25.05, unchanged from the previous year. The high for the year was on December 5, 2001 at € 26.50, and the low for the year was € 20.20 on September 19, 2001.

HORNBACH "best in the class" in Germany
We continue to believe that the current share price still does not reflect the fundamental value of the company and its prospects. HORNBACH is clearly focused on organic growth with large DIY superstores and garden centers in Europe, and is internationally successful with its concept.

With an average store size of almost 10,000 sq. m. (107.500 sq. ft.) and by far the highest sales per store, HORNBACH is the undisputed market leader in Germany in the DIY megastore segment. Leading investment houses and banks describe HORNBACH as the best retail format and as a "quality business" with the most homogeneous sales area structure in the German market. Attractive DIY superstores and garden centers in first-class locations, together with competence in product range and service give HORNBACH the potential to emerge as the winner from industry consolidation.

In the past financial year, HORNBACH again improved its competitive position among DIY superstores and garden centers in Germany. In contrast to the industry as a whole in Germany, HORNBACH with its international activities again increased like-for-like sales on the previous year. Sales and contributions to results from other European countries will continue to grow steadily with the addition of further markets in other countries. In the current financial year, for the first time, more HORNBACH DIY superstores and garden centers will be opening abroad than in Germany.

[1] adjusted for capital measures

High transparency of the company
In our investor relations activities we provide timely information on the development of business at HORNBACH-Baumarkt-AG, particularly to private and institutional investors and the financial media, with quarterly reports, annual reports, press releases and other financial information also published on the Internet in German and English (www.hornbach.com). Further expansion of available information is planned. In the context of the Annual General Meeting, financial statements press conference, DVFA analysts conferences and numerous meetings with investors in Germany and abroad, we seek through dialogue to present HORNBACH as a value-oriented investment with highly promising growth prospects. The Board of Management regularly presents HORNBACH at one of the world's leading retail conferences, the Goldman Sachs Annual Retailing Conference in London.

Kingfisher alliance boosts interest in the share
The strategic alliance concluded in November 2001 with Europe's biggest DIY store operator, the UK retail group Kingfisher plc, has further heightened the interest of UK and French financial analysts in particular in the entire HORNBACH Group. To this extent, the alliance is useful not only in operating activities but also for communication with an extended group of investors beyond the reach of previous stock market research.

Member of the SDAX 50 since June 24, 2002
Some 80% of the c. 15 million shares of HORNBACH-Baumarkt-AG are held by HORNBACH HOLDING AG, and the remaining c. 20% are held by independent shareholders.

The HORNBACH-Baumarkt-AG ordinary share is listed in official trading on the German Stock Exchange. In the course of the restructuring of the SDAX quality segment, which was reduced on June 24, 2002 from its original 100 to only 50 joint stock corporations, HORNBACH-Baumarkt-AG was included in the list of the 50 largest SMAX shares in terms of market capitalization and stock exchange trading volume. We expect this to heighten interest among investors, giving greater weight to high-asset shares in the index in their portfolio management and risk diversification.

Key ratios for the HORNBACH-Baumarkt Share

		2000/2001	2001/2002
Nominal value of share	€	3.00	3.00
Dividend	€	0.87	0.87
DVFA/SG earnings per share	€	1.43	1.58
Cash flow under DVFA/SG per share	€	4.90	5.04
Total dividend payment	€ 000	13,048	13,060
Shareholders' equity per share*	€	17.36	18.68
Market capitalization*	€ 000	375,288	376,038
Share price*	€	25.00	25.05
12-month high	€	29.50	26.50
12-month low	€	22.12	20.20
Shares issued	Number	15,011,500	15,011,500
Price/earnings ratio*		17.5	15.9
Share price/cash flow ratio*		5.1	5.0

* At the end of the financial year

HORNBACH-Baumarkt-Aktiengesellschaft

Balance Sheet as at February 28, 2002

ASSETS

	Notes	€ 000	€ 000	Feb.28, 2002 € 000	Feb.28, 2001 € 000
A. Fixed assets	(9)				
I. Intangible assets	(10)				
1. Concessions, industrial property rights and similar rights and assets and licenses in such rights and assets		4,318			5,778
2. Payments on account		524			423
			4,842		6,201
II. Tangible assets	(11)				
1. Land, land rights and buildings including buildings on third party land		251,728			248,619
2. Other equipment, operating and office equipment		64,878			65,110
3. Payments on account and assets under construction		9,715			13,188
			326,321		326,917
III. Financial assets	(12)				
Shares in affiliated companies			26,966		26,966
				358,129	360,084
B. Current assets					
I. Inventories	(13)				
1. Raw materials and supplies		1,341			1,463
2. Merchandise		256,212			230,273
			257,553		231,736
II. Receivables and other assets					
1. Trade accounts receivable		771			944
2. Due from affiliated companies	(14)	82,114			49,043
3. Other assets	(15)	18,452			61,580
			101,337		111,567
III. Cash on hand, cash at banks, checks			35,391		21,845
				394,281	365,148
C. Deferred charges				**1,900**	1,448
				754,310	726,680

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	€ 000	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000
A. Shareholders' equity				
I. Subscribed capital	(16)	45,035		45,035
Conditional capital € 5,665,000 (previous year: € 5,665,000)				
II. Capital reserve		122,495		122,495
III. Revenue reserves	(17)	98,644		85,744
IV. Retained earnings		13,074		13,067
			279,248	266,341
B. Special tax reserves	(18)		**5,136**	5,136
C. Provisions and accruals	(19)			
1. Accrued taxes		3,676		1,693
2. Other provisions and accruals		22,789		22,207
			26,465	23,900
D. Payables	(20)			
1. Bonds		202		203
2. Due to banks		260,274		277,214
3. Advance payments from customers		2,229		1,719
4. Trade accounts payable		105,093		100,105
5. Bills payable		1,908		1,238
6. Due to affiliated companies		48,390		29,706
7. Other payables		19,297		15,106
			437,393	425,291
E. Deferred income	(21)		**6,068**	6,012
			754,310	726,680

HORNBACH-Baumarkt-Aktiengesellschaft

Income Statement for the financial year from March 1, 2001 to February 28, 2002

	Notes	€ 000	2001/2002 € 000	2000/2001 € 000
1. Sales	(23)	1,311,315		1,225,212
less VAT		-172,217		-161,154
Net sales			**1,139,098**	1,064,058
2. Other own work capitalized			–	82
3. Other operating income	(24)		24,916	47,137
			1,164,014	1,111,277
4. Cost of materials	(25)			
a) Cost of raw materials and supplies and purchased merchandise		-718,010		-673,971
b) Cost of purchased services		-8,112		-7,338
			-726,122	-681,309
5. Gross profit			**437,892**	429,968
6. Staff expenses	(26)			
a) Wages and salaries		-154,580		-137,048
b) Social security contributions		-29,053		-25,895
			-183,633	-162,943
7. Amortization/depreciation of intangible and tangible fixed assets	(27)		-39,124	-61,094
8. Other operating expenses	(28)		-164,943	-157,162
9. Investment result	(29)		2,977	-1,728
10. Result of financial activities	(30)		-13,729	-14,824
11. Result from ordinary activities			**39,440**	32,217
12. Taxes on income	(32)		-12,695	-13,592
13. Other taxes	(33)		-790	-754
14. Net income for the year			**25,955**	17,871
15. Retained earnings brought forward			19	207
16. Transfer to revenue reserves			-12,900	-5,011
17. Retained earnings	(39)		**13,074**	13,067

HORNBACH-Baumarkt-Aktiengesellschaft

Consolidated Balance Sheet as at February 28, 2002

ASSETS	Notes	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000
A. Fixed assets	(9)		
I. Intangible assets	(10)	9,695	9,939
II. Tangible assets	(11)	470,506	454,903
III. Financial assets	(12)	409	524
		480,610	465,366
B. Current assets			
I. Inventories	(13)	318,019	278,399
II. Receivables and other assets	(14) / (15)	49,195	64,558
III. Cash on hand, cash at banks, checks		49,600	29,562
		416,814	372,519
C. Deferred charges		**2,607**	1,899
		900,031	839,784

SHAREHOLDERS' EQUITY AND LIABILITIES	Notes	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000
A. Shareholders' equity			
I. Subscribed capital	(16)	45,035	45,035
Conditional capital € 5,665,000 (previous year: € 5,665,000)			
II. Capital reserve		122,495	122,495
III. Revenue reserves	(17)	99,808	80,011
IV. Consolidated retained earnings		13,060	13,048
		280,398	260,589
B. Special tax reserves	(18)	**5,136**	5,136
C. Provisions and accruals	(19)	**40,748**	36,548
D. Payables	(20)	**567,681**	531,499
E. Deferred income	(21)	**6,068**	6,012
		900,031	839,784

HORNBACH-Baumarkt-Aktiengesellschaft

Consolidated Income Statement for the financial year from March 1, 2001 to February 28, 2002

	Notes	2001/2002 € 000	2000/2001 € 000
1. Sales	(23)	1,668,673	1,524,965
less VAT		−231,715	−210,846
Net sales		**1,436,958**	1,314,119
2. Other own work capitalized		853	148
3. Other operating income	(24)	21,961	44,159
		1,459,772	1,358,426
4. Cost of materials	(25)	−920,738	−843,994
5. Gross profit		**539,034**	514,432
6. Staff expenses	(26)	−223,918	−194,311
7. Amortization/depreciation of intangible and tangible fixed assets	(27)	−50,078	−71,530
8. Other operating expenses	(28)	−200,206	−184,934
		64,832	63,657
9. Result of financial activities	(30)	−21,249	−21,217
10. Result from ordinary activities		**43,583**	42,440
11. Extraordinary income	(31)	6,635	–
12. Taxes on income	(32)	−16,343	−17,838
13. Other taxes	(33)	−1,653	−1,430
14. Net income for the year		**32,222**	23,172
15. Transfer to revenue reserves		−19,162	−10,124
16. Consolidated retained earnings		**13,060**	13,048

1/ Application of the German Commercial Code

The annual financial statements and consolidated financial statements of HORNBACH-Baumarkt-AG have been prepared in accordance with the provisions of the Handelsgesetzbuch (German Commercial Code) and Aktiengesetz (German Stock Corporation Act). We have combined individual items in the balance sheet and income statement in order to improve the clarity of presentation. These items are disclosed separately in the Notes. The Notes also provide the additional information required for individual items. The annual financial statements and consolidated financial statements of HORNBACH-Baumarkt-AG are explained together in these Notes. Unless otherwise stated, the explanations apply to both sets of financial statements.

2/ Companies included in the (subgroup) consolidated financial statements

In addition to HORNBACH-Baumarkt-AG, the consolidated financial statements include 28 subsidiaries (previous year: 25); of these, 3 are domestic (previous year: 3) and 25 foreign (previous year: 22). Eight subsidiaries, which are of minor significance individually or as a whole, have not been consolidated. The number of consolidated companies changed as follows:

Balance at March 1, 2001	26
Eliminated from consolidation	3
Added to consolidation	6
Balance at February 28, 2002	**29**

The change in the companies consolidated has a minimal effect on comparability with the previous year, so that no adjustments were made to the figures for the previous year. The consolidated financial statements relate to the (combined) superstore and garden center operations of the HORNBACH Group. In addition to these consolidated financial statements of HORNBACH-Baumarkt-AG, consolidated financial statements for the whole Group were prepared by HORNBACH HOLDING Aktiengesellschaft; these include its real estate and stand-alone garden center and building materials subsidiaries. The consolidated financial statements of HORNBACH HOLDING Aktiengesellschaft are filed with the Landau Local Court.

3/ Consolidation principles

The financial statements of the individual subsidiaries are included in the consolidated financial statements pursuant to statutory regulations and the uniform accounting and valuation policies of HORNBACH-Baumarkt-AG. Capital consolidation uses the book value method. The acquisition values of the participations are eliminated against the proportional equity attributable to the parent company at the time of acquisition or at the time of initial consolidation. Any difference between the acquisition costs and the proportional equity is allocated in part or in full to the assets of the subsidiary. Any remaining difference on the assets side is recognized as goodwill and amortized; differences on the liabilities side arising from capital consolidation are allocated to the other provisions and accruals or to the reserves, depending on their nature.

Intercompany profits relating to fixed assets and inventories are eliminated through the income statement. Expenses and income and receivables and payables between the consolidated companies are eliminated. The financial statements of the individual subsidiaries are, in general, prepared for the same period as the consolidated financial statements. One subsidiary with a financial year ending December 31, 2001 has been consolidated with interim financial statements for the period ending February 28, 2002.

The assets and liabilities included in the consolidated financial statements are reported and valued using the uniform policies described in Note 6 below.

4/ Affiliated companies:

Parent company
HORNBACH HOLDING Aktiengesellschaft

Fellow subsidiaries
HORNBACH Immobilien Aktiengesellschaft
Lafiora HORNBACH Florapark GmbH
HORNBACH Baustoff Union GmbH

Subsidiaries of the fellow subsidiaries
decorama HORNBACH Fliesentechnik GmbH
Union Bauzentrum HORNBACH (Bornheim) GmbH
Union Bauzentrum HORNBACH (Germersheim) GmbH
Union Bauzentrum Becker GmbH
HORNBACH Mietservice GmbH
HIAG Immobilien Alpha GmbH
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Zeta GmbH
HIAG Immobilien Lambda GmbH
HIAG Immobilien Jota GmbH
HIAG Immobilien Kappa GmbH
HIAG Immobilien Sigma GmbH
HIAG Immobilien Tau GmbH
HIAG Fastigheter i Malmö AB
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Norrköping AB
HP Immobilien Psi GmbH
HJ Immobilien Jota GmbH
HBM Immobilien Kamp GmbH
HO Immobilien Omikron GmbH
HY Immobilien Ypsilon GmbH
HN Immobilien Ny GmbH
HM Immobilien My GmbH
HX Immobilien Xi GmbH
HV Immobilien Hohenems GmbH

Participations of HORNBACH-Baumarkt-Aktiengesellschaft

Consolidated companies	Shareholders' equity* € 000	Share of capital %	Result € 000
Direct participations			
HORNBACH International GmbH, Bornheim	25,584	100	0**
AWV Agentur für Werbung und Verkaufsförderung GmbH, Bornheim	148	100	35
Ollesch & Fitzner GmbH, Lünen	554	100	0**
Indirect participations			
HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic	8,482	100	1,154
HORNBACH Baumarkt GmbH, Brunn am Gebirge, Austria	33,996	100	5,404
EZ Immobilien Beta GmbH, Brunn am Gebirge, Austria	269	100	150
SM Immobilien Delta GmbH, Brunn am Gebirge, Austria	−79	100	−39
HK Immobilien Kappa GmbH, Brunn am Gebirge, Austria	−113	100	2
HL Immobilien Lambda GmbH, Brunn am Gebirge, Austria	−78	100	−39
HO Immobilien Omega GmbH, Brunn am Gebirge, Austria	−40	100	−23
SZ Immobilien Zeta GmbH, Brunn am Gebirge, Austria	9	100	−8
HR Immobilien Rho GmbH, Brunn am Gebirge, Austria	−2	100	−15
HC Immobilien Chi GmbH, Brunn am Gebirge, Austria	19	100	−6
HORNBACH Baumarkt Luxemburg S.à r.l. Bertrange, Luxembourg	5,018	100	1,075

* including 2001/2002 annual result
** control and profit transfer agreements

	Shareholders' equity* € 000	Share of capital %	Result € 000
HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland	6,428	100	-2,418
HORNBACH Byggmarknad AB, Stockholm, Sweden	-41	100	-93
HORNBACH Holding B.V., Amsterdam, Netherlands	12,148	100	-537
HORNBACH Real Estate Zaandam B.V., Zaandam, Netherlands	831	100	153
HORNBACH Real Estate Kerkrade B.V., Kerkrade, Netherlands	375	100	227
HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands	381	100	127
HORNBACH Real Estate Groningen B.V., Groningen, Netherlands	-193	100	-111
HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands	-302	100	-266
HORNBACH Bouwmarkt (Nederland) B.V., Driebergen-Rijsenburg, Netherlands	-8,119	100	-152
HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands	-164	100	-106
HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands	-532	100	-330
HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands	7,037	100	307
HORNBACH Real Estate Nederland B.V., Geleen, Netherlands	103	100	85
HORNBACH Real Estate Geleen B.V., Geleen, Netherlands	3,697	100	81

Control and profit transfer agreements have been concluded between HORNBACH International GmbH and Ollesch & Fitzner GmbH.

Non-consolidated companies	Shareholders' equity* € 000	Share of capital %	Result € 000
Direct participations			
BM Immobilien Alpha GmbH, Bornheim	25	100	0
BM Immobilien Beta GmbH, Bornheim	25	100	0
BM Immobilien Gamma GmbH, Bornheim	25	100	0
BM Immobilen Delta GmbH, Bornheim	25	100	0
BM Immobilien Zeta GmbH, Bornheim	25	100	0
Indirect participations			
HT Immobilien Theta GmbH, Brunn am Gebirge, Austria	19	100	-6
HS Immobilien Sigma GmbH, Brunn am Gebirge, Austria	18	100	-7
HB Immobilien- und Beteiligungsverwaltung AG, Brunn am Gebirge, Austria	51	99.9	-5

Acquisitions, as understand in German Accounting Standard No. 4 (1) (DRS 4), in the 2001/2002 financial year are the real estate companies HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands, and HORNBACH Real Estate Geleen B.V., Geleen, Netherlands, with an acquisition cost for 100% in each case of € 12.5 million in total.

Disposals in a similar sense are SK Immobilien Epsilon GmbH, Brunn am Gebirge, Austria, HT Immobilien Tau GmbH, Brunn am Gebirge, Austria, and HP Immobilien PSI GmbH, Brunn am Gebirge, Austria. Disposal of these companies generated (extraordinary) income to the group (including the profit arising on the first consolidation) of € 6.6 million in total.

* including 2001/2002 annual result

5/ Currency translation

The individual and consolidated financial statements are prepared in euro. Comparative figures for the previous year are translated at the official conversion rate.

Currency translation in the Group, where still necessary, is carried out generally using the functional currency method, i.e. relatively independent subsidiaries in countries outside the EMU are translated at the balance sheet date rate of exchange, and dependent subsidiaries are translated using the temporal method. In the consolidated financial statements, all the financial statements of the foreign subsidiaries are translated at the balance sheet date rate of exchange in accordance with their economic independence. The assets and liabilities and the results of all subsidiaries outside the EMU (Czech Republic, Sweden, Switzerland) are stated at the middle rate of exchange at the balance sheet date. Shareholders' equity is shown at the rate prevailing at the time of the capital contribution. Income and expenses are, in general, translated at average rates. Currency differences arising from translation are taken directly to reserves; however, those arising from the translation of items in the income statement are taken through the income statement.

6/ Accounting and valuation policies

Intangible fixed assets are stated at acquisition cost less scheduled amortization over their estimated useful lives.

Tangible fixed assets are stated at acquisition/manufacturing cost less scheduled depreciation. Interest on borrowed capital is not capitalized. Buildings are depreciated using the declining balance or straight-line method over a useful life not exceeding 33 years. Where permissible, the declining balance method is used to depreciate commercial and industrial buildings.

Starting with the financial year 1999/2000, movable fixed assets at HORNBACH-Baumarkt-AG are depreciated using exclusively the straight-line method in accordance with international accounting principles. For acquisitions during the financial year, depreciation is prorated by time.

Low value items are written off in the year of acquisition and shown as disposals.

Financial fixed assets are stated at acquisition cost where no permanent impairment exists.

Inventories are carried at the lower of their acquisition/manufacturing cost or their market value. The cost of merchandise inventories is calculated on the basis of weighted average prices.

Individual risks relating to receivables and other assets are reflected in appropriate individual allowances. The general credit risk associated with receivables is covered by means of a general allowance.

Other provisions and accruals take into account all identifiable risks and uncertain obligations.

Payables are stated at the amounts to be paid.

Receivables and payables in foreign currency are valued at the exchange rate at the transaction date. Exchange rate losses are recognized.

7/ Cash flow statement

The following cash flow statement complies with German Accounting Standard No. 2 (DRS 2).

	Group		
	2001/2002		2000/2001
	€ 000	€ 000	€ 000
Net income excluding extraordinary income	25,587		23,172
Scheduled amortization/deprecation of fixed assets	50,078		50,441
Depreciation in accordance with § 6b EStG	0		21,089
Transfer to special tax reserves	0		5,135
Change in provisions and accruals	4,112		-12,415
Profit on disposal of fixed assets excluding extraordinary profit	-982		-26,330
Change in inventories, trade accounts receivable and other asset items	-43,731		-21,878
Change in trade accounts payable and other liability items	26,990		22,631
Funds generated by operating activities		**62,054**	61,845
Proceeds from the disposal of fixed assets	81,511		2,366
Investments in tangible fixed assets	-95,333		-73,366
Investments in intangible fixed assets	-2,210		-3,547
Investments in acquisition of consolidated companies and other business units	-11,959		0
Investments in other financial assets	-95		-49
Funds used in investing activities		**-28,086**	-74,596
Group financing receipts/payments	-934		44,610
Payments to shareholders	-13,048		-13,048
Proceeds from borrowings	8,377		41,142
Repayment of borrowings and bonds	-23,012		-43,802
Change in current account payables	14,687		-16,211
Funds used/generated by financing activities		**-13,930**	12,691
Change in cash and cash equivalents		**20,038**	-60
Cash and cash equivalents as at March 1, 2001		29,562	29,622
Cash and cash equivalents as at February 28, 2002		**49,600**	29,562

Cash and cash equivalents include cash on hand, cash at banks, securities and other short-term cash deposits.

As no payments had been made at the balance sheet date for the previous financial year for the sale and lease back transactions entered into by HORNBACH-Baumarkt-AG on February 28, 2001, these are now included in receipts from the disposal of fixed assets to the amount of € 44,594,000.

Funds generated by operating activities were reduced by tax payments of € 17,197,000 (previous year: € 31,016,000) and interest payments of € 23,078,000 (previous year: € 21,947,000).

8/ Segment reporting

The segment reporting in accordance with section 297 (1) of the German Commercial Code was based on the German Accounting Standard No. 3 (DRS 3). Segment reporting follows the accounting and valuation methods used in the consolidated financial statements. Sales to third parties represent net sales. Intersegment income was not significant.

Classification of segments

The breakdown into areas of business (segments) corresponds to the internal reporting system used by the Board of Management and management of the HORNBACH-Baumarkt Group in running the company. The "DIY superstores Germany" segment covers the 75 large domestic DIY superstores and garden centers. The segment "DIY superstores international" covers the 16 DIY superstores and garden centers in Luxembourg, the Netherlands, Austria and the Czech Republic. The segment "Other and consolidation" covers primarily the distribution costs not allocated to the segments and also unallocated administration costs and consolidation items.

Segment result

The segment result is the result from ordinary activities.

Segment assets and liabilities

The assets and liabilities in the consolidated balance sheet were allocated directly to the individual segments as far as possible. The remaining assets and liabilities were allocated appropriately. For the individual segments, the liabilities in the consolidated balance sheet were increased by the amounts due to group companies and allocated to the individual segments based on the reasons for which they arose. The resulting adjustments are eliminated in the item "Other and consolidation".

2001/2002 figures in € million (2000/2001)	DIY superstores Germany	DIY superstores international	Other and consolidation	HORNBACH-DIYsuperstore Group
Sales to third parties	**1,119.6**	**316.3**	**1.0**	**1,436.9**
	(1,046.5)	(266.5)	(0.0)	(1,313.0)
Result from ordinary activities	**39.3**	**7.2**	**−2.9**	**43.6**
	(38.8)	(8.9)	(−5.2)	(42.5)
– including				
depreciation	36.9	11.4	1.8	50.1
	(58.7)	(10.9)	(1.9)	(71.5)
interest income	3.6	0.8	−2.8	1.6
	(3.0)	(0.1)	(−1.9)	(1.2)
interest expense	15.7	9.1	−2.0	22.8
	(16.1)	(7.3)	(−1.0)	(22.4)
Assets (inc. participations)	**708.1**	**265.1**	**−74.0**	**899.2**
	(677.7)	(203.5)	(−42.3)	(838.9)
Capital investments	**35.9**	**76.3**	**1.3**	**113.5**
	(41.3)	(35.5)	(0.6)	(77.4)
Debt	**439.3**	**237.9**	**−58.1**	**619.1**
	(420.1)	(183.1)	(−24.5)	(578.7)

9/ Explanatory comments on the balance sheet

Changes to, and the composition of, the fixed assets of HORNBACH-Baumarkt-AG and the Group are presented in the pages which follow.

10/ Intangible assets

Intangible assets comprise mainly computer software; Group options on real estate are also shown here, together with goodwill totalling € 1,621,000 from the acquisition of two foreign companies. Goodwill is amortized prorated by time over a useful life of 15 years. There was no unscheduled amortization in the year under review (previous year: € 73,000).

11/ Tangible assets

Of the tangible assets of the Group € 326.3 million is accounted for by HORNBACH-Baumarkt-AG and € 1.3 million by the domestic subsidiaries and affiliated companies. € 142.9 million is reported in the financial statements of foreign Group companies.

12/ Investment portfolio

The HORNBACH-Baumarkt-AG participations are shown above under "affiliated companies" (Note 4).

13/ Inventories

The inventories in the Group consist of the following:

	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000
Raw materials and supplies	1,568	1,775
Merchandise	316,451	276,625
Balance sheet amount	**318,019**	**278,400**

The balance sheet amounts at February 28, 2002 and February 28, 2001 relate exclusively to the segment of (combined) DIY superstores and garden centers.

HORNBACH-Baumarkt-Aktiengesellschaft

Movements in fixed assets

	Acquisition or manufacturing cost	Additions	Disposals	Reclassifications
	March 1, 2001 € 000	€ 000	€ 000	€ 000
I. Intangible assets				
1. Concessions, industrial property rights and similar rights and assets and licenses in such rights and assets	20,628	1,728	6	187
2. Payments on account	738	282	–	–181
	21,366	**2,010**	**6**	**6**
II. Tangible assets				
1. Land, land rights and buildings including buildings on third party land	345,664	7,417	2,237	6,506
2. Other equipment, operating and office equipment	222,626	22,520	8,764	3,297
3. Payments on account and assets under construction	13,188	6,377	41	–9,809
	581,478	**36,314**	**11,042**	**–6**
III. Financial assets				
1. Shares in affiliated companies	26,966	–	–	–
	26,966	**–**	**–**	**–**
Total	**629,810**	**38,324**	**11,048**	**–**

Acquisition or manufacturing cost	Amortization/ depreciation (accumulated)	Balance sheet amount	Balance sheet amount	Amortization/ depreciation (financial year)
Feb. 28, 2002 € 000	€ 000	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000	€ 000
22,537	18,219	4,318	5,778	3,372
839	315	524	423	–
23,376	**18,534**	**4,842**	**6,201**	**3,372**
357,350	105,622	251,728	248,619	10,157
239,679	174,801	64,878	65,110	25,595
9,715	–	9,715	13,188	–
606,744	**280,423**	**326,321**	**326,917**	**35,752**
26,966	–	26,966	26,966	–
26,966	**–**	**26,966**	**26,966**	**–**
657,086	**298,957**	**358,129**	**360,084**	**39,124**

HORNBACH-Baumarkt-Aktiengesellschaft

Movements in consolidated fixed assets

	Acquisition or manufacturing cost	Additions	Disposals	Reclassifications
	March 1, 2001 € 000	€ 000	€ 000	€ 000
I. Intangible assets				
1. Concessions, industrial property rights and similar rights and assets and licenses in such rights and assets	27,381	1,915	6	243
2. Goodwill	–	1,705	–	–
3. Payments on account	791	295	–	–237
	28,172	**3,915**	**6**	**6**
II. Tangible assets				
1. Land, land rights and buildings including buildings on third party land	450,357	50,073	48,372	8,062
2. Other equipment, operating and office equipment	268,066	33,362	10,772	3,323
3. Payments on account and assets under construction	19,488	26,317	341	–11,391
	737,911	**109,752**	**59,485**	**–6**
III. Financial assets				
1. Shares in affiliated companies	475	–	210	–
2. Participations	–	–	–	–
3. Securities	49	95	–	–
	524	**95**	**210**	**–**
Total	**766,607**	**113,762** 1)	**59,701**	**–**

1) inc. € 4,071,000 of additions due to exchange rate effects
2) inc. € 471,000 of amortization/depreciation due to exchange rate effects

Acquisition or manufacturing cost	Amortization/ depreciation (accumulated)	Balance sheet amount	Balance sheet amount	Amortization/ depreciation (financial year)
Feb. 28, 2002 €000	€000	Feb. 28, 2002 €000	Feb. 28, 2001 €000	€000
29,533	21,992	7,541	9,463	4,061
1,705	84	1,621	–	84
849	316	533	476	–
32,087	**22,392**	**9,695**	**9,939**	**4,145**
460,120	112,576	347,544	348,587	12,488
293,979	205,090	88,889	86,828	33,445
34,073	–	34,073	19,488	–
788,172	**317,666**	**470,506**	**454,903**	**45,933**
265	–	265	475	–
–	–	0	–	–
144	–	144	49	–
409	**–**	**409**	**524**	**–**
820,668	**340,058** [2)]	**480,610**	**465,366**	**50,078**

14/ Receivables and other assets

Of the amounts due from affiliated companies of HORNBACH-Baumarkt-AG, € 6,999,000 (previous year: € 1,542,000) relates to supplies of goods and services.
Of the amounts due from affiliated companies of HORNBACH-Baumarkt-AG € 39.2 million (previous year: € 30.7 million) has more than one year to maturity.
Receivables and other assets of the Group, all of which have less than one year to maturity, are composed of the following:

	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000
Trade accounts receivable	1,970	1,490
Due from affiliated companies	21,953	334
(including trading accounts)	(1,277)	(323)
Other assets	25,272	62,734
Balance sheet amount	**49,195**	**64,558**

15/ Other assets

Other assets relate to the proceeds from receivables from general contracting, contract penalties, tax refund claims, credit notes, interest receivable, amounts receivable from credit card issuers etc.

16/ Subscribed capital

The subscribed capital amounts to € 45,034,500.00. It is divided into 15,011,500 ordinary shares of € 3.00 each.
The following conditions apply to the approved and conditional capital: The Board of Management is authorized, each time with the approval of the company's Supervisory Board, to increase the subscribed capital of the company against cash contributions once or several times up to August 27, 2003 by up to € 6,391,148.51 (nominal amount) through the issue of new shares – ordinary shares carrying voting rights or non-voting preference shares (approved capital I).
The Board of Management is authorized, each time with the approval of the company's Supervisory Board, to increase the subscribed capital of the company against cash or fixed asset contributions once or several times up to August 27, 2003 by up to € 12,782,297.03 (nominal amount) through the issue of new shares – ordinary shares carrying voting rights or non-voting preference shares (approved capital II).
This brings total approved capital to € 19,173,445.54, which represents 42.58% of the current capital.
The conditional capital increase to implement the 1997 stock option plan (now for up to € 565,500.00) under the Annual General Meeting resolution of August 28, 1997 remains in force (conditional capital I). Of the conditional capital I, € 303,000.00 is no longer available for use, as the subscription period for the convertible bonds was from May 12 to June 6, 1997, and has accordingly lapsed. Further, the Board of Management is authorized, with the approval of the Supervisory Board, to issue in the period up to August 28, 2002 registered convertible bonds for a total nominal amount of up to € 511,291.88 with a maturity not exceeding ten years. The convertible bonds grant holders the right to convert them into shares of the company for a total nominal amount of up to € 600,000.00 (conditional capital II).
The Annual General Meeting on August 26, 1999 resolved the creation of additional conditional capital for a total nominal amount of up to € 4,500,000.00 through the issue of up to 1,500,000 ordinary shares. This is for the purpose of servicing the HORNBACH 1999 stock option plan, details of which are given in Note 34 (conditional capital III).

This brings total conditional capital to € 5,665,500.00, which represents 12.58% of the current capital.

In accordance with section 21 (1) Wertpapierhandelsgesetz (Securities Trading Act) HORNBACH HOLDING Aktiengesellschaft disclosed in August 1995 through an announcement in the "Frankfurter Allgemeine Zeitung" of August 22, 1995 pursuant to sections 41 (3) and 25 (1) of the Act that it holds more than 75% of the voting capital of HORNBACH-Baumarkt-AG. HORNBACH-Baumarkt-AG published the following announcement on April 20, 2002 in the "Börsen-Zeitung" in accordance with section 41 (3) of the Securities Trading Act: HORNBACH-HOLDING AG; Bornheim/Pfalz, has notified us in accordance with section 41 (2) sentence 1 of the Securities Trading Act that as of April 1, 2002 it held 80.29% of the voting shares in HORNBACH-Baumarkt-AG. These were exclusively own voting shares.

AIM Funds Management Inc., Toronto, Canada, notified us in accordance with section 41 (2) sentence 1 of the Securities Trading Act that as of April 1, 2002 it held 6.91% of the voting shares of HORNBACH-Baumarkt-AG. These were exclusively own voting shares.

17/ Revenue reserves

Included in revenue reserves are statutory reserves amounting to € 1,022,583.76.

€ 12,900,000.00 was transferred out of net income for the financial year 2001/2002 to (other) revenue reserves of HORNBACH-Baumarkt-AG.

Movements in revenue reserves in the Group were as follows:

	€ 000
Balance at February 28, 2001	80,011
Change in consolidation difference (currency translation etc.)	634
Transferred from consolidated net income for the year	19,163
Balance at February 28, 2002	**99,808**

18/ Special tax reserves

The special tax reserves relate to reserves set up in accordance with section 6b (3) of the German Income Tax Act, and are unchanged from the previous year.

19/ Provisions and accruals

The provisions and accruals relate to:

	Group	
	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000
Accrued taxes	7,096	7,847
Other provisions and accruals	33,652	28,701
Balance sheet amount	**40,748**	**36,548**

Taxes have been accrued primarily for corporation tax (including the solidarity surcharge), trade tax and property tax. Other provisions and accruals take adequate account of identifiable risks and uncertain obligations. They relate principally to personnel expenses and outstanding invoices.

20/ Payables	HORNBACH-Baumarkt-AG		Group	
	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000	Feb. 28, 2002 € 000	Feb. 28, 2001 € 000
Bonds	**202**	**203**	**202**	**203**
of which convertible	(202)	(203)	(202)	(203)
of which more than 5 years to maturity	(202)	(203)	(202)	(203)
Due to banks	**260,274**	**277,214**	**347,313**	**341,941**
of which 1 year or less to maturity	(32,711)	(26,538)	(64,516)	(39,561)
of which 1 to 5 years to maturity	(158,370)	(95,796)	(179,696)	(107,989)
of which more than 5 years to maturity	(69,193)	(154,880)	(103,101)	(194,391)
of which secured by liens	(260,274)	(277,214)	(321,593)	(335,922)
Advance payments from customers	**2,229**	**1,719**	**3,156**	**2,381**
of which 1 year or less to maturity	(2,229)	(1,719)	(3,156)	(2,381)
Trade accounts payable	**105,093**	**100,105**	**141,434**	**121,847**
of which 1 year or less to maturity	(105,093)	(100,105)	(141,434)	(121,847)
Bills payable	**1,908**	**1,238**	**1,908**	**1,238**
of which 1 year or less to maturity	(1,908)	(1,238)	(1,908)	(1,238)
Due to affiliated companies	**48,390**	**29,706**	**46,301**	**44,638**
of which 1 year or less to maturity	(48,390)	(29,706)	(46,301)	(44,638)
Other payables	**19,297**	**15,106**	**27,367**	**19,251**
of which 1 year or less to maturity	(19,297)	(15,106)	(27,367)	(19,251)
of which for taxes	(6,038)	(7,497)	(11,933)	(10,500)
of which for social security contributions	(4,888)	(4,405)	(5,820)	(5,015)
Total	**437,393**	**425,291**	**567,681**	**531,499**
of which more than 5 years to maturity	69,395	155,083	103,303	194,594
of which secured by liens	260,274	277,214	321,593	335,922

For further information on bonds, see the comments in Note 34. Securities for borrowings from banks are mostly in the form of liens on land. The trade accounts payable are secured to a normal extent through retention of title.

Amounts due by HORNBACH-Baumarkt-AG to affiliated companies include trade accounts payable of € 1,561,000 (previous year: € 949,000).

21/ Deferred income

Deferred income relates to compensation paid by affiliated companies in respect of the termination of rental contracts; this item will be released to income in accordance with the remaining terms of the contracts.

In the 2001/2002 financial year the fellow subsidiary HORNBACH Immobilien AG received compensation of € 277,000 for assuming maintenance obligations for the leased property in Braunschweig.

22/ Contingent liabilities and other financial obligations	HORNBACH-Baumarkt-AG		Group	
	Feb. 28, 2002 € million	Feb. 28, 2001 € million	Feb. 28, 2002 € million	Feb. 28, 2001 € million
Contingent liabilities from letters of comfort	**69.8***	**83.9**	**–**	**–**
(of which in favour of affiliated companies)	(69.8)	(83.9)	(–)	(–)
Other financial obligations arising from investment projects	**4.8**	**11.5**	**4.8**	**25.9**

* HORNBACH-Baumarkt-AG has issued five letters of comfort in favour of affiliated companies, for which the maximum possible obligation is not quantified.

The following financial obligations arise from rental, lease, heritable building lease and other lease contracts:

	Due next year € million	Due in the 2nd to 5th year € million	Due from the 6th year € million	Total € million
HORNBACH-Baumarkt-AG	**63.0**	**239.1**	**445.2**	**747.3**
(of which to affiliated companies)	(35.5)	(139.6)	(175.2)	(350.3)
Group	**73.5**	**274.5**	**508.0**	**856.0**
(of which to affiliated companies)	(35.5)	(139.6)	(175.2)	(350.3)

Derivative financial instruments

Within the Group, only HORNBACH-Baumarkt-AG uses derivative financial instruments as a hedge against interest and currency risks. At the balance sheet date, there was an interest limitation agreement (cap) with a volume of € 15.6 million as well as a number of interest rate swaps with a volume of € 31.3 million to hedge borrowings.

23/ Sales

Group sales relate to the following:

Division	2001/2002 € 000	2000/2001 € 000
DIY superstores and garden centers	1,436,958	1,314,119
Of which sales generated in European countries outside Gemany	316,289	266,538

The sales in European countries outside Germany relate to HORNBACH DIY superstores and garden centers in Austria, the Czech Republic, Luxembourg and the Netherlands.

24/ Other operating income

Other operating income includes, inter alia, profits on disposals of fixed assets, refunds arising out of claims for damages, leasing income, the release of provisions and accruals, costs passed to affiliated companies and advertising cost contributions. Other operating income includes income relating to other accounting periods amounting to € 3,447,000 (previous year: € 28,241,000) at HORNBACH-Baumarkt-AG and € 4,287,000 (previous year: € 28,615,000) for the Group. The income relating to other accounting periods includes mainly profits from disposals of fixed assets and income from the release of provisions and accruals.

25/ Cost of materials

The cost of materials is made up as follows:

	HORNBACH-Baumarkt-AG		Group	
	2001/2002 € 000	2000/2001 € 000	2001/2002 € 000	2000/2001 € 000
Cost of raw materials and supplies and purchased merchandise	718,010	673,971	912,103	836,263
Cost of purchased services	8,112	7,338	8,635	7,731
	726,122	**681,309**	**920,738**	**843,994**

Unrealized profits of € 10,000 were eliminated from merchandise inventories.

26/ Staff expenses

Staff expenses comprise:

	HORNBACH-Baumarkt-AG		Group	
	2001/2002 € 000	2000/2001 € 000	2001/2002 € 000	2000/2001 € 000
Wages and salaries	154,580	137,048	187,866	162,305
Social security contributions	29,053	25,895	36,052	32,006
	183,633	**162,943**	**223,918**	**194,311**

Staff expenses include € 627,000 (previous year: € 0) for pensions.

Average number of employees	HORNBACH-Baumarkt-AG		Group	
	2001/2002	2000/2001	2001/2002	2000/2001
Salaried employees	5,508	4,676	7,274	6,266
Apprentices	393	419	447	478
Wage-earners	231	251	318	312
	6,132	**5,346**	**8,039**	**7,056**
of which part-time employees	1,154	900	1,432	1,261

The average number of employees in the financial year 2001/2002 was 8,039 (previous year: 7,056) and is broken down geographically into 6,132 in Germany (previous year: 5,346) and 1,907 elsewhere in Europe (previous year: 1,710)

27/ Additional tax-driven depreciation

No additional tax-driven depreciation in accordance with section 6b of the German Income Tax Act was charged in the financial year 2001/2002 (previous year: € 21.1 million: future tax liability from this additional depreciation is spread over a number of years and has no material significance for the individual years).

28/ Other operating expenses

Other operating expenses relate primarily to selling and advertising expenses, accommodation, sundry staff expenses, motor vehicle expenses and general operating and administrative expenses.

Other operating expenses include expenses relating to other accounting periods amounting to € 577,000 (previous year: € 6,255,000) at HORNBACH-Baumarkt-AG and € 651,000 (previous year: € 6,390,000) for the Group.

29/ Investment result

The investment result of HORNBACH-Baumarkt-AG relates to affiliated companies.

	2001/2002 € 000	2000/2001 € 000
Income from profit transfers	3,057	–
Expenditure from assumption of losses	80	1,728
Investment result	**2,977**	**-1,728**

30/ Result of financial activities

	HORNBACH-Baumarkt-AG		Group	
	2001/2002 € 000	2000/2001 € 000	2001/2002 € 000	2000/2001 € 000
Other interest and similar income	**3,626**	**3,046**	**1,581**	**1,223**
(of which from affiliated companies)	(2,843)	(2,036)	(523)	(36)
Interest and similar expenses	**17,355**	**17,870**	**22,830**	**22,441**
(of which to affiliated companies)	(706)	(84)	(1,182)	(454)
Result of financial activities	**-13,729**	**-14,824**	**-21,249**	**-21,218**

31/ Extraordinary result

The extraordinary result in the Group relates to income from the disposal of shares in two Austrian real estate companies (see also Note 4) plus the associated profit arising from the elimination from consolidation.

32/ Taxes on income

Taxes on income include corporation tax for the financial year 2001/2002 calculated on the basis of a dividend of € 13.06 million. Taxes on income are due solely on the result from ordinary activities.

33/ Other taxes

Other taxes comprise mainly property tax, Austrian municipal and company tax and motor vehicle tax.

34/ 1997 stock option plan

Under a stock option plan for employees the company issued convertible bonds (denominated at that time in DM) in the financial year 1997/98 on the following terms:

Term:	10 years (July 1, 1997 to June 30, 2007)
Rate of interest:	5.6% p.a.

The convertible bonds entitle their holders to acquire shares in HORNBACH-Baumarkt-AG in the ratio of one for one (convertible bonds of DM 2,500.00 carry the entitlement to purchase 500 shares with a nominal value of DM 5.00 each) on the payment of DM 52.40 (€ 26.79) per share, i.e. the conversion price is DM 57.40 (€ 29.35).

Exercise hurdle:	The spot price of the share on the day preceding the exercise of the option must be at least 20% above the conversion price (basis price), i.e. DM 68.88 (€ 35.22).
Restriction on disposal:	The convertible bonds and the rights deriving therefrom are tied to the person of the subscriber and therefore cannot be transferred, encumbered or pledged.
Conversion timing:	There are two fixed periods of 3 weeks each in each calendar year for the exercise of the conversion right. These begin on the third banking day following the Annual General Meeting and on the third banking day following publication of the report for the first nine months (mid-December of each year).

Beneficiaries of the stock option plan can subscribe for convertible bonds in nominal amounts of either DM 2,500, DM 5,000 or DM 7,500.

Further conversion terms:

Latest time for exercising the option:	14 days prior to maturity
Holding period for shares:	None fixed
Expiry of the conversion right:	On termination of employment, three years after retirement, three years after the death of the beneficiary. Upon expiry of the conversion right, the convertible bonds fall due for redemption.

Convertible bonds issued under the stock option plan for employees in the financial year 1997/98 can still give rise to purchase rights for up to 79,000 shares. In the financial year 2001/2002 no options were exercised in respect of these bonds; € 1,300 was repaid to former employees.

35/ 1999 stock option plan

The Annual General Meeting on August 26, 1999 adopted a stock option plan with the following features:

Beneficiaries

During the four-year term of the stock option plan, a maximum of 1,500,000 options will be issued. Of this total, the maximum numbers for the individual groups are:

	Number
Group 1: members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2: top management below board level	1,100,000
Group 3: top management of domestic and foreign subsidiaries	52,000
Group 4: management below top management level of domestic and foreign subsidiaries	220,000
	1,500,000

Tranches; purchasing periods

During the term of the plan, four annual tranches will be issued within two months after announcement of the company's results for the third quarter of the financial year. The date of issue of the tranches is the day of the corresponding resolution on the issue by the Board of Management or Supervisory Board.

Waiting period; exercise period

The waiting period is two years from the issue of the relevant tranche. After two years, up to 20% of the options may be exercised, with a further 20% (at most) annually for up to a total of six years. The exercise period ends seven years after the issue of the last tranche.

Purchase price

The purchase price is the average closing price for the share in floor trading on the Frankfurt Stock Exchange on the ten trading days preceding the date of issue of the option.

Exercise hurdle; exercise window

Exercising the option requires that the share price in floor trading reach the exercise hurdle, i.e. it must be at least 30% above the purchase price within a six-week period before the date of exercise.

Options may also only be exercised within the month after publication of the quarterly results or provisional sales and income figures for the past financial year ("exercise window"), subject to restrictions from statute generally and the Securities Trading Act specifically.

Non-transferability; employment

The options are not transferable and cannot be exercised by third parties, but can be inherited by the beneficiary's spouse or children. To exercise the option, the beneficiary must be employed without notice of termination having being given on either side; in the year after termination or cancellation of the employment contract, permission may be given to exercise options.

In the financial year 2001/2002 the following options were issued to 532 beneficiaries:

	Number
Members of group 1	22,500
Members of group 2	243,200
Members of group 3	12,000
Members of group 4	85,200
	362,900

Taking into account former beneficiaries, the total number of options issued up to now is:

	Number
Members of group 1	67,500
Members of group 2	603,200
Members of group 3	28,000
Members of group 4	183,800
	882,500

OTHER INFORMATION

36/ Board of Management

The members of the Board of Management in the financial year 2001/2002 were:

Albrecht Hornbach, Diplom-Bauingenieur
(Graduate in Civil Engineering)
Chairman (until his resignation from the Board of Management on October 31, 2001)
Steffen Hornbach, Diplom-Ingenieur
(Graduate in Engineering)
Chairman (from November 1, 2001)
Karl Garrecht, Businessman
Martin Hornbach, Diplom-Wirtschaftsingenieur (FH) (Graduate in Business Management and Engineering) (until December 31, 2001)
Roland Pelka, Diplom-Kaufmann
(Graduate in Business Management)
Manfred Valder, Businessman
Bernd Rob, Diplom-Betriebswirt
(Graduate in Business Administration)
(from November 1, 2001)
Dr Bernd Lübcke, *Diplom-Mathematiker*
(Graduate in Mathematics)
(from February 1, 2002)

The remuneration of the Board of Management for the 2001/2002 financial year amounted to € 2,166,000. Of this, € 1,074,000 represented fixed remuneration and € 1,092,000 performance-linked components. The members of the Board of Management were also granted a total of 22,500 stock options in the 2001/2002 financial year. The members of the Board of Management together held a total of 16,347 shares of HORNBACH-Baumarkt-AG as at the balance sheet date February 28, 2002.

37/ Supervisory Board

The members of the Supervisory Board in the financial year 2001/2002 were:

Shareholder representatives

Dr Wolfgang Rupf
Chairman
Managing Director of AKV Altkönig Verwaltungs GmbH, Königstein
Gerhard Wolf
Additional Deputy Chairman
Diplom-Kaufmann
(Graduate in Business Management)
Dr Claus Gastroph
Notary
Albert Wilhelm Hornbach
Businessman
Dr Hans Schlarmann
Lawyer
Prof Dr Jens Peter Wulfsberg
Diplom-Ingenieur (Graduate in Engineering)
Full-time Professor of Manufacturing Technology
at the German Army University, Hamburg

Employee representatives

Rudolf Helfer (for salaried staff)
First Deputy Chairman
Senior Specialist for Occupational Safety
Johann Krämer (for wage-earners)
Caretaker
Johann Liebl (for trade unions)
PA to store manager, Passau store
Christian Lilie (for managerial staff)
District manager, Southern region
Johannes Otto (for trade unions)
PA to store manager, Mannheim-Neckarau store
Ralf Puley (for salaried staff)
PA to store manager, Wuppertal store

The remuneration of the Supervisory Board for the 2001/2002 financial year amounted to € 140,000. Of this, € 72,000 represented fixed remuneration and € 68,000 performance-linked components. The members of the Supervisory Board together held a total of 34,935 listed shares of HORNBACH-Baumarkt-AG as at the balance sheet date February 28, 2002.

Due to the investment by the UK retail group Kingfisher plc, London, in HORNBACH HOLDING Aktiengesellschaft, an Extraordinary General Meeting of HORNBACH-Baumarkt-AG was held on April 24, 2002, at which new elections were held for the shareholder representatives on the Supervisory Board. The previous shareholder representatives on the Supervisory Board had resigned their offices with effect from the end of the meeting.

The result of the election was as follows: The shareholder representatives on the Supervisory Board are now the former members Albert Wilhelm Hornbach, Dr Wolfgang Rupf and Gerhard Wolf together with the new members Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING Aktiengesellschaft, Neustadt a. d. Weinstrasse, Otmar Hornbach, Businessman, Annweiler, and William John Whiting, Chief Executive of B&Q plc, Eastleigh (UK). In the subsequent constituent meeting of the new Supervisory Board (whose employee representatives were unchanged), Gerhard Wolf was elected Chairman. Employee representative Rudolf Helfer remains First Deputy Chairman and shareholder representative Dr Wolfgang Rupf remains Additional Deputy Chairman.

In accordance with the articles of incorporation, the newly-elected members hold office for the remaining term of the departing members, i.e. until the Annual General Meeting voting on approving the acts for the 2002/2003 financial year.

38/ Membership of supervisory boards and other supervisory bodies
(Information in compliance with section 285 article 10 of the German Commercial Code)

Members of the Supervisory Board of HORNBACH-Baumarkt-AG

a) Membership of supervisory boards whose formation is required by statute
b) Membership of comparable supervisory bodies

Unchanged members:

Dr Wolfgang Rupf
a) CeWe Color Holding AG (Chairman)
HORNBACH HOLDING AG (Deputy Chairman)
Berlinwasser Holding AG
Messe Berlin GmbH
b) Bau Holding Aktiengesellschaft (Deputy Chairman)
PEIKER acustic GmbH & Co. KG
PEB Capital B.V., NL-Utrecht

Gerhard Wolf
a) HORNBACH HOLDING AG (Chairman)
K+S Aktiengesellschaft (Chairman)
Kali und Salz GmbH (Chairman)
Südzucker AG
Stinnes AG

Dr Claus Gastroph
a) HORNBACH HOLDING AG

Albert Wilhelm Hornbach
a) HORNBACH Immobilien AG (Deputy Chairman)*
HORNBACH HOLDING AG (from April 25, 2002)

New members:

Otmar Hornbach
a) HORNBACH Immobilien AG (Chairman)*
HORNBACH HOLDING AG (from April 25, 2002)

William John Whiting
b) B&Q Taiwan
B&Q (Retail) Southern Limited*
B&Q CMW Limited*
B&Q Estates*
B&Q International Co., Ltd.*
B&Q Ireland Limited*
B&Q plc*
Dickens Limited*
Dodge City Limited*
Kingfisher plc*
Koçtas Yapi Marketleri Ticaret A.S.*
Pescador S.A.R.L.*
Portswood Developments Limited*
The DIY Store Limited*
Timberland Limited*

Members of the Board of Management of HORNBACH-Baumarkt-AG

a) Membership of supervisory boards whose formation is required by statute
b) Membership of comparable supervisory bodies

Manfred Walder
a) HORNBACH Immobilien AG*

* not relevant for determining the maximum number of supervisory board memberships in accordance with section 100 (2) (1) of the German Stock Corporation Act

39/ Retained earnings

After the transfer of € 12,900,000.00 (section 58 (2) of the German Stock Corporation Act) to other revenue reserves, retained earnings amount to € 13,074,758.39. The retained earnings brought forward from the previous year of € 19,079.04 are € 278.86 greater than the retained earnings brought forward of € 18,800.18 in accordance with the resolution of the Annual General Meeting on August 21, 2001. The difference is due to the conversion to the euro.

We propose to the Annual General Meeting that the retained earnings be appropriated as follows:

	€
Dividend of € 0.87 on 15,011,500 shares	13,060,005.00
To be carried forward	14,753.39
	13,074,758.39

Bornheim, May 15, 2002

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach	Karl Garrecht	Dr Bernd Lübcke
Roland Pelka	Bernd Rob	Manfred Valder

Auditors' Report

Translation

HORNBACH-Baumarkt-Aktiengesellschaft, Bornheim, near Landau/Rhineland-Palatinate, has, in its capacity as the parent company, exercised the option available under § 298 (3) HGB ("Handelsgesetzbuch": German Commercial Code) to combine the notes to the annual financial statements and the consolidated financial statements and the option available under § 315 (3) HGB to combine the management report and group management report and to publish the annual financial statements and consolidated financial statements together. We have issued an unqualified auditors' report on the financial statements and the consolidated financial statements, on the audit of which we reported separately on May 16, 2002, and on the combined management report worded as follows:

"We have audited the annual financial statements, together with the bookkeeping system, the consolidated financial statements, the management report and the group management report of HORNBACH-Baumarkt-AG, Bornheim, near Landau/Rhineland-Palatinate, for the financial year from March 1, 2001 to February 28, 2002 which have been prepared by the Company. The preparation of these documents in accordance with German commercial law is the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, the consolidated financial statements, the management report and the group management report based on our audit.

We conducted our audit of the annual financial statements and the consolidated financial statements in accordance with § 317 HGB and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and earnings situation in the annual financial statements and the consolidated financial statements prepared in accordance with German principles of proper accounting and in the management report and the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and the Group and evaluation of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal accounting control system and the evidence supporting the disclosures in the books and records, the annual financial statements, the consolidated financial statements, the management report and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting and consolidation principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the annual financial statements, the consolidated financial statements, the management report and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements and the consolidated financial statements give a true and fair view of the net assets, financial position and earnings situation of HORNBACH-Baumarkt-AG and the Group in accordance with German principles of proper accounting. On the whole the management report and the group management report provide a suitable understanding of the position of the Company and the Group and suitably present the risks of future development."

Frankfurt am Main, May 16, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Zehnder	Laubach
Wirtschaftsprüfer	Wirtschaftsprüfer

Financial Calendar

Financial calendar 2002

Financial statements press conference	June 26, 2002		
DVFA analysts conference	June 26, 2002		
Report on 1st quarter	June 26, 2002		
Annual General Meeting	August 21, 2002	11.00 am	Congress Center Messe Frankfurt
Half year's report	September 26, 2002		
Report on 3rd quarter	December 19, 2002		

HORNBACH DIY SUPERSTORES AND GARDEN CENTERS IN GERMANY

Baden-Württemberg	1,315,790 sq. ft.
Binzen	111,607 sq. ft.
Esslingen [1]	112,639 sq. ft.
Göppingen	80,270 sq. ft.
Heidelberg	42,506 sq. ft.
Karlsruhe	83,065 sq. ft.
Karlsruhe-Hagsfeld	152,575 sq. ft.
Ludwigsburg	121,153 sq. ft.
Mannheim-Käfertal	42,989 sq. ft.
Mannheim-Neckarau	76,981 sq. ft.
Mosbach	36,023 sq. ft.
Pforzheim	111,564 sq. ft.
Remseck/Stuttgart	107,575 sq. ft.
Rottweil	62,683 sq. ft.
Sinsheim	43,677 sq. ft.
Tübingen	130,483 sq. ft.

Bavaria	868,375 sq. ft.
Altötting	76,519 sq. ft.
Bamberg	118,562 sq. ft.
Erlangen [1]	105,006 sq. ft.
Ingolstadt	59,362 sq. ft.
Kempten	103,275 sq. ft.
Neu-Ulm	81,345 sq. ft.
Nürnberg, Fürther Strasse	67,800 sq. ft.
Nürnberg, Münchener Strasse	58,964 sq. ft.
Passau	80,797 sq. ft.
Straubing	116,745 sq. ft.

Berlin	261,268 sq. ft.
Berlin-Bohnsdorf	125,313 sq. ft.
Berlin-Marzahn	135,955 sq. ft.

Brandenburg	523,062 sq. ft.
Ludwigsfelde/Berlin [1]	135,224 sq. ft.
Marquardt/Potsdam	123,367 sq. ft.
Velten/Berlin	127,183 sq. ft.
Vogelsdorf/Berlin	137,288 sq. ft.

Bremen	357,072 sq. ft.
Bremen	119,078 sq. ft.
Bremen, Weserpark [3]	119,056 sq. ft.
Bremerhaven	118,938 sq. ft.

Hesse	514,098 sq. ft.
Darmstadt	86,882 sq. ft.
Frankfurt am Main	111,811 sq. ft.
Hanau	53,245 sq. ft.
Kassel/Lohfelden	78,636 sq. ft.
Mainz-Kastel	42,140 sq. ft.
Wiesbaden [3]	141,384 sq. ft.

Lower Saxony	783,494 sq. ft.
Altwarmbüchen/Hannover	118,573 sq. ft.
Braunschweig	69,671 sq. ft.
Garbsen/Hannover [1]	114,144 sq. ft.
Hannover-Linden	118,981 sq. ft.
Oldenburg	124,528 sq. ft.
Wilhelmshaven	113,843 sq. ft.
Wolfsburg	123,754 sq. ft.

North-Rhine Westphalia	1,655,202 sq. ft.
Bielefeld	77,432 sq. ft.
Dortmund	151,597 sq. ft.
Duisburg	120,981 sq. ft.
Essen	123,206 sq. ft.
Gelsenkirchen	135,009 sq. ft.
Gütersloh	67,833 sq. ft.
Herne	139,395 sq. ft.
Krefeld	116,831 sq. ft.
Mönchengladbach	82,528 sq. ft.
Mönchengladbach, Reststrauch [2]	103,888 sq. ft.
Moers	93,031 sq. ft.
Münster	121,271 sq. ft.
Niederzier/Düren	121,841 sq. ft.
Paderborn	92,891 sq. ft.
Wuppertal	107,468 sq. ft.

Rhineland-Palatinate	789,944 sq. ft.
Bornheim	131,849 sq. ft.
Kaiserslautern	80,002 sq. ft.
Koblenz	74,143 sq. ft.
Ludwigshafen-Oggersheim	135,740 sq. ft.
Mainz-Bretzenheim	86,581 sq. ft.
Pirmasens	105,640 sq. ft.
Trier	76,723 sq. ft.
Worms	99,266 sq. ft.

Saarland	64,597 sq. ft.
Saarbrücken	64,597 sq. ft.

Saxony	625,928 sq. ft.
Chemnitz	106,296 sq. ft.
Dresden-Kaditz	123,883 sq. ft.
Dresden-Prohlis [1]	141,588 sq. ft.
Görlitz	130,107 sq. ft.
Leipzig	123,754 sq. ft.

Saxony-Anhalt	124,324 sq. ft.
Magdeburg	124,324 sq. ft.

Thuringia	134,719 sq. ft.
Jena	134,719 sq. ft.

[1]) Opened during the past financial year 2001/2002
[2]) Opened during the current financial year 2002/2003
[3]) Stores under construction

Weighted sales areas according to the calculation guidelines of the Bundesverband Deutscher Heimwerker-, Bau- und Gartenfachmärkte e.V. (BHB), Cologne

Status: June 2002

HORNBACH DIY SUPERSTORES AND GARDEN CENTERS IN OTHER EUROPEAN COUNTRIES


Existing stores
Stores under construction

HORNBACH AUSTRIA	1,257,887 sq. ft.
Ansfelden/Linz	127,119 sq. ft.
Bad Fischau/Wiener Neustadt	124,130 sq. ft.
Brunn am Gebirge/Vienna	115,616 sq. ft.
Gerasdorf/Vienna	125,055 sq. ft.
Hohenems 1)	115,982 sq. ft.
Krems 2)	140,954 sq. ft.
Seiersberg/Graz 1)	131,548 sq. ft.
St. Pölten 1)	127,936 sq. ft.
Vienna-Stadlau	119,142 sq. ft.
Wels 1)	130,355 sq. ft.

HORNBACH CZECH REPUBLIC	488,889 sq. ft.
Brno	127,108 sq. ft.
Ostrava	113,402 sq. ft.
Prague-Cerny Most	124,324 sq. ft.
Prague-Repy 1)	124,055 sq. ft.

HORNBACH LUXEMBOURG	129,935 sq. ft.
Bertrange	129,935 sq. ft.

HORNBACH NETHERLANDS	758,070 sq. ft.
Geleen 1) Garden center	66,113 sq. ft.
Groningen 2)	128,033 sq. ft.
Kerkrade	126,657 sq. ft.
Nieuwerkerk 1) Garden center	80,625 sq. ft.
Tilburg	102,974 sq. ft.
Wateringen 3)	111,166 sq. ft.
Zaandam	142,502 sq. ft.

HORNBACH SWITZERLAND	228,019 sq. ft.
Etoy/Lausanne 3)	110,231 sq. ft.
Littau/Luzern 3)	117,788 sq. ft.




HORNBACH

HORNBACH-Baumarkt-Aktiengesellschaft

D-76878 Bornheim bei Landau/Pfalz
Germany
Telephone (+49) 63 48 60 00
Telefax (+49) 63 48 60 40 00
Internet http://www.hornbach.com
e-mail info@hornbach.com

Investor Relations
Telephone (+49) 63 48 60 23 20
e-mail invest@hornbach.com

HORNBACH
Es gibt immer was zu tun.